Exhibit 99.5

2015 Annual Report

LETTER FROM THE ACTING CHAIRMAN i

LETTER FROM THE ACTING CEO ii

MANAGEMENT'S DISCUSSION AND ANALYSIS 5

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION 34

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM 35

CONSOLIDATED FINANCIAL STATEMENTS 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS 42

MINERAL RESERVE AND MINERAL RESOURCE STATEMENTS 74

BOARD OF DIRECTORS AND SENIOR MANAGEMENT 76

SHAREHOLDER INFORMATION IBC

Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world's third largest producer of rough diamonds by value.

HIGHLIGHTS

(All figures are in millions of US dollars except per share amounts)

Sales from Continuing Operations
345
752
916
EBITDA(i) from Continuing Operations
128
192
390
Earnings per Share from Continuing Operations
0.26
(0.27)
0.78
Earnings per Share
0.41
5.64
0.78
13 14 15

DEAR SHAREHOLDERS,

As many of you are aware, I have recently stepped into the role of Acting Chairman while Robert Gannicott, the Company’s Chairman and CEO, is taking medical leave. We wish Bob all the very best for a speedy recovery and look forward to having him back with us in the near future. Meanwhile, we have a strong and experienced Board and management team, and everyone is working hard to build on the positive momentum that the Company is showing. The management team is being very well led by our Acting Chief Executive Officer, Brendan Bell.

I am pleased to report that fiscal 2015 was a good year, especially from an operations and cash flow perspective. Dominion generated earnings before tax of $166 million for the year, as well as strong free cash flow. The Company ended the year with a strong balance sheet that will support our current business initiatives and anticipated capital expenditures with the ongoing development at Diavik’s A-21 pipe, as well as the Jay, Misery Main, Pigeon and Lynx developments at Ekati.

Following the strong results of fiscal 2015, the Board of Directors has declared a dividend of 40 cents per share to be paid in May, and also announced that going forward the Company intends to pay a regular annual dividend of 40 cents per share in total to be paid semi-annually through an interim and final dividend. This reflects our confidence that we can fund our expansion plans for the business, as well as sustain regular distributions to our shareholders, and so provide our shareholders with an attractive combination of growth and income.

Dan Jarvis
Acting Chairman of the Board

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT
i

DEAR SHAREHOLDERS,

I am honoured to take on the role of Acting Chief Executive Officer while Robert Gannicott, the Company’s Chairman and CEO, is taking medical leave.

Our fiscal 2015 got off to a very strong start for diamond sales with prices continuing to climb until the summer. In the second half of the year, however, we gave up most of the pricing gains made and finished our year up only slightly in terms of diamond price. Prices have since stabilized as issues related to manufacturer finance, primarily in India, have begun to work themselves out. We view these challenges as temporary and the long-term supply-demand fundamentals remain robust.

We continue to be pleased with the operational progress at Ekati and Diavik. Ongoing improvements to the process plant at Ekati have delivered increased carat production, while both Ekati and Diavik have continued to focus on cost control. This has led to increased operating margins, EBITDA and, ultimately, improved free cash flow generation.

Ekati benefited during the year from better-than-expected grade at both Koala underground and the Misery satellites. The ongoing improvements in the process plant at Ekati, which have resulted in the recovery of approximately 15% more diamonds than planned, have continued to deliver additional value. Our focus this year turns to completing the pushback at the Misery Main pipe and the release of ore in spring of 2016. Misery, along with the Pigeon development, will deliver a significant boost to production and revenues through to 2019.

In parallel to the execution of our business plan, there has been significant effort to deliver additional value through our evolving Ekati initiatives. All aspects of the business, from major service contracts to operational efficiencies, power generation and organizational structures, amongst others, have been reassessed and concrete actions have been taken. We have successfully renegotiated all our major service contracts, obtaining better terms and conditions while maintaining, or in some cases, improving the services being provided. The next step, in our mind, is to move beyond a pure cost focus to larger operational optimization. As you have seen, we have had very good results over the past year from adjusting the process plant at Ekati to recover more small diamonds and we believe there are further gains to be made with some limited capital investment.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT
ii

In addition to these initiatives, we continue to look to the future at Ekati beyond 2019 as we advance the Jay and Sable projects. This spring, we have recently completed the bulk sample reverse circulation drill program on the fully permitted Sable pit. Prior to this program, we already had a good understanding of the grade, the ore body, volume and tonnage. The purpose of this year’s program is to acquire more carats and increase the confidence in diamond value. The final results are expected to be available later in the year, at which point we can then consider the best mining and processing scenarios.

A significant milestone was achieved in November of last year with the filing of the Developer’s Assessment Report for the Jay Project, and another with the release of the positive Jay pre-feasibility study results in January of this year. The Environmental Assessment continues to proceed on schedule and we anticipate a ministerial decision in early 2016. If the decision is favourable, the water licence and land use permitting process is expected to take a further six to eight months. We have been encouraged that permitting is on track to date, and look forward to continuing to advance this process in a timely fashion. 2014 marked a significant achievement for the Government of the Northwest Territories as it took over control of lands and resources from the Government of Canada. In our view, this has had a positive impact on the permitting with more local involvement in the process.

At Diavik, the teams there completed another excellent year of consistent and steady performance. In addition, in November of last year Rio Tinto approved the development of the A-21 pipe at Diavik, which will help keep the process plant filled until the end of Diavik’s mine life. The recruitment of key people for the construction of the A-21 pipe is essentially completed and most of the construction team is in place. The team is working on maximizing synergies with the existing resources at the site. Work has already begun to recommission some of the Diavik surface truck fleet, which will be used to build the dike. The key contract to perform the dredging required for dike emplacement has been awarded and discussion and negotiation of the contract for the cutoff wall are progressing very well.

Thank you for your support.

Brendan Bell
Acting Chief Executive Officer

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT
iii

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Highlights
(ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

SALES FROM CONTINUING OPERATIONS
(expressed in millions of United States dollars)

109
262
148
233
175
277
222
241
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

EBITDA FROM CONTINUING OPERATIONS[1]
(expressed in millions of United States dollars)

31
48
36
76
70
110
115
96
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

FREE CASH FLOW[2] FROM CONTINUING OPERATIONS
(expressed in millions of United States dollars)

(29)
71
(29)
30
(28)
56
48
108
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

8
(7)
(4)
7
20
38
59
48
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

EARNINGS PER SHARE FROM CONTINUING OPERATIONS
(expressed in United States dollars)

0.04
(0.16)
(0.06)
(0.09)
0.17
0.31
0.30
(0.01)
Q1 14 Q2 14 Q3 14 Q4 14 Q1 15 Q2 15 Q3 15 Q4 15

(1)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to International Financial Reporting Standards (“IFRS”). The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(2)

The term free cash flow does not have a standardized meaning according to IFRS. The Company defines free cash flow as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

CONSOLIDATED FINANCIAL HIGHLIGHTS
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014
Sales	$240.6	$233.2	$915.8	$751.9
Cost of sales	179.8	202.0	685.7	650.9
Gross margin	60.8	31.2	230.1	101.0
Gross margin (%)	25.3%	13.4%	25.1%	13.4%
Selling, general and administrative expenses	9.2	10.1	33.9	49.4
Operating profit from continuing operations	51.6	21.0	196.2	51.6
EBITDA from continuing operations(i)	95.6	76.2	390.2	191.7
EBITDA margin (%)(ii)	40%	33%	43%	25%
Free cash flow(iii)	107.7	30.4	182.7	44.0
Capital expenditures	34.9	33.6	168.3	122.3
Profit before income taxes from continuing operations	48.3	6.7	166.1	4.0
Net profit (loss) from continuing operations attributable to shareholders	(0.5)	(7.8)	66.2	(23.0)
Earnings (loss) per share attributable to shareholders(iv)	(0.01)	(0.09)	0.78	(0.27)

(i)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(ii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iii)	The term free cash flow does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(iv)

Earnings per share for the fourth quarter was reduced by $0.34 per share (2014 – $0.16 per share) due to the impact of foreign exchange on tax expense. The full year impact was $0.40 per share (2014 – $0.24 per share).

Fourth Quarter Results
Dominion Diamond Corporation (the “Company”) recorded profit before income taxes from continuing operations of $48.3 million for the quarter (2014 – $6.7 million), and a consolidated net loss attributable to shareholders of $(0.5) million or $(0.01) per share for the quarter (2014 – $(7.8) million or $(0.09) per share). Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. During the quarter the Canadian dollar weakened significantly against the US dollar, moving from a Canadian/US dollar exchange rate of CDN$1.13:US$ 1.00 to CDN$1.27:US$ 1.00, the majority of which occurred in the month of January. This change in foreign exchange rates resulted in income tax expense of $29.1 million or $0.34 per share (2014 – $13.5 million or $0.16 per share), $12.2 million (2014 – $8.9 million) of which relates to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

Consolidated sales from continuing operations were $240.6 million for the quarter (2014 – $233.2 million), resulting in an operating profit of $51.6 million (2014 – $21.0 million). Consolidated EBITDA from continuing operations was $95.6 million (2014 – $76.2 million).

During the fourth quarter, the Company recorded sales from the Diavik Diamond Mine of $81.5 million (2014 – $119.2 million). The Company sold approximately 0.8 million carats (2014 – 1.0 million) from the Diavik Diamond Mine for an average price per carat of $105 (2014 – $114). The Diavik segment generated gross margins and EBITDA margins as a percentage of sales of 23.7% and 49%, respectively (2014 – 26.4% and 50%). At January 31, 2015, the Company had 0.3 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $50 million (2014 – 0.4 million and $65 million). During the fourth quarter, the Company recorded sales from the Ekati Diamond Mine of $159.1 million (2014 – $114.0 million). The Company sold approximately 0.9 million carats (2014 – 0.4 million) from the Ekati Diamond Mine for an average price per carat of $177 (2014 – $276).

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Excluded from sales recorded in the fourth quarter were carats produced from Misery South & Southwest during the pre-commercial production phase, some of which were sold in the fourth quarter. The Ekati Diamond Mine generated gross margin and EBITDA margin as a percentage of sales of 26.1% and 39%, respectively (2014 – (0.3)% and 21%). Cost of sales and gross margin in the current quarter were positively impacted by the increased production during the second and third quarters as a result of improvements in diamond recoveries and greater processing volumes. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. The Company estimates that gross margin and EBITDA margin for the fourth quarter would have been approximately 28.9% and 42%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes during the pre-commercial production phase were recognized as revenue. During pre-production, sales of Misery South & Southwest carats have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014. At January 31, 2015, the Company had 0.9 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $200 million (January 31, 2014 – 0.5 million and $140 million, respectively).

The Corporate segment, which includes all costs not specifically related to the operations of the Diavik and Ekati mines, recorded selling, general and administrative expenses of $7.3 million (2014 – $7.9 million).

The Company generated free cash flow in the fourth quarter of 2015 of $107.7 million or free cash flow per share of $1.27 (2014 – $30.4 million or $0.36 per share). The increase was due primarily to higher gross margins which were driven by increased production during the third quarter at the Ekati Diamond Mine as a result of improvements in diamond recoveries and greater processing volumes.

Annual Results
During the year, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interest in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was $42.2 million, plus purchase price adjustments of $13.4 million, for a total purchase price of $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was $11.1 million, plus purchase price adjustments of $3.2 million, for a total amount paid in cash at closing of $14.3 million.

The Company recorded profit before income taxes from continuing operations of $166.1 million for the year (2014 – $4.0 million), and a consolidated net profit attributable to shareholders of $66.2 million or $0.78 per share for the year (2014 – $479.7 million or $5.64 per share). Net profit from continuing operations attributable to shareholders was $66.2 million or $0.78 per share (2014 – $(23.0) million or $(0.27) per share). Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. During the year the Canadian dollar weakened significantly against the US dollar, moving from a Canadian/US dollar exchange rate of CDN$1.11:US$ 1.00 to CDN$1.27:US$ 1.00, the majority of which occurred in the month of January. This change in foreign exchange rates resulted in income tax expense of $34.0 million or $0.40 per share (2014 – $20.7 million or $0.24 per share), $14.6 million (2014 – $16.3 million) of which relates to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items. Continuing operations includes all costs related to the Company’s mining operations, including those previously reported as part of the Corporate segment.

Consolidated sales from continuing operations were $915.8 million for the year (2014 – $751.9 million), resulting in an operating profit of $196.2 million (2014 – $51.6 million). Gross margin increased 128% to $230.1 million from $101.1 million in the prior year. Consolidated EBITDA from operations was $390.2 million compared to $191.7 million in the prior year.

During the year, the Company recorded sales from the Diavik Diamond Mine of $351.6 million (2014 – $352.3 million). The Company sold approximately 3.0 million carats (2014 – 3.0 million) from the Diavik Diamond Mine for an average price per carat of $117 (2014 – $118). The Diavik segment generated gross margin and EBITDA margin as a percentage of sales of 29.0% and 53%, respectively (2014 – 26.8% and 49%).

During the year, the Company recorded sales from the Ekati Diamond Mine of $564.2 million (2014 – $399.6 million) and sold approximately 2.2 million carats (2014 – 1.3 million) for an average price per carat of $260 (2014 – $301). The Ekati segment generated gross margins and EBITDA margin as a percentage of sales of 22.7% and 41%, respectively (2014 – 1.7% and 15%). The Company estimates that gross margins and EBITDA margin for the year would have been approximately 25.8% and 43%, respectively, if the carats sold from material excavated from the Misery South & Southwest kimberlite pipes were recognized as revenue. Comparisons to the prior year (fiscal 2014) for the Ekati segment are for the period from April 10, 2013, which was the date the Ekati Diamond Mine was acquired (the “Ekati Diamond Mine Acquisition”), to January 31, 2014.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The Company generated free cash flow during the year of $182.7 million and free cash flow per share of $2.15 (2014 – $44.0 million and $0.52 per share). The increase was due primarily to higher sales and gross margin which were driven by increased production during the second and third quarters at the Ekati Diamond Mine as a result of improvements in diamond recoveries and greater processing volumes, and by the prior year only reflecting Ekati Diamond Mine results after April 10, 2013.

DIAVIK DIAMOND MINE (40%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Year ended
	January 31,	January 31,	January 31,	January 31,
	2015	2014	2015	2014
Sales	$81.5	$119.2	$351.6	$352.3
Carats sold (000s)	778	1,049	3,014	2,983
Cost of sales	62.1	87.7	249.7	258.0
Gross margin	19.4	31.5	101.9	94.3
Gross margin (%)	23.7%	26.4%	29.0%	26.8%
Operating profit	18.1	30.4	97.7	89.6
Cash cost of production(i)	36.8	43.3	148.6	162.6
Depreciation and amortization	22.1	28.9	88.3	83.0
EBITDA(ii)	40.2	59.3	185.9	172.6
EBITDA margin (%)(iii)	49%	50%	53%	49%
Capital expenditures	6.3	3.2	21.5	26.6

EKATI DIAMOND MINE (100%)
(expressed in millions of United States dollars, except per share amounts and where otherwise noted)

	Three months	Three months
	ended	ended	Year ended	Period from
	January 31,	January 31,	January 31,	April 10, 2013 to
	2015	2014	2015	January 31, 2014
Sales	$159.1	$114.0	$564.2	$399.6
Carats sold (000s)	897	413	2,166	1,379
Cost of sales	117.7	114.3	435.9	392.9
Gross margin	41.4	(0.3)	128.3	6.7
Gross margin (%)	26.1%	(0.3% )	22.7%	1.7%
Operating profit (loss)	40.8	(1.5)	124.7	4.0
Cash cost of production(i)	95.7	101.3	349.1	303.9
Depreciation and amortization	21.6	25.9	104.5	55.6
EBITDA(ii)	62.5	24.4	229.2	59.6
EBITDA margin (%)(iii)	39%	21%	41%	15%
Capital expenditures	28.6	30.4	146.8	95.7

(i)	The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

(ii)

The term EBITDA (earnings before interest, taxes, depreciation and amortization) does not have a standardized meaning according to IFRS. The Company defines EBITDA as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. See “Non-IFRS Measures” for additional information.

(iii)	The term EBITDA margin does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Management’s Discussion and Analysis
PREPARED AS OF APRIL 20, 2015 (ALL FIGURES ARE IN UNITED STATES DOLLARS UNLESS OTHERWISE INDICATED)

Basis of Presentation
The following is management’s discussion and analysis (“MD&A”) of the results of operations for Dominion Diamond Corporation for the year ended January 31, 2015, and its financial position as at January 31, 2015. This MD&A is based on the Company’s audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), and should be read in conjunction with the audited consolidated financial statements and related notes. Unless otherwise specified, all financial information is presented in United States dollars. Unless otherwise indicated, all references to “year” refer to the fiscal year ended January 31, 2015.

Caution Regarding Forward-Looking Information
Certain information included in this MD&A constitutes forward-looking information within the meaning of Canadian and United States securities laws. Forward-looking information can generally be identified by the use of terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “foresee”, “appears”, “believe”, “intend”, “estimate”, “predict”, “potential”, “continue”, “objective”, “modeled”, “hope”, “forecast” or other similar expressions concerning matters that are not historical facts. Forward-looking information relates to management’s future outlook and anticipated events or results, and can include statements or information regarding plans for mining, development, production and exploration activities at the Company’s mineral properties, projected capital expenditure requirements, liquidity and working capital requirements, estimated production from the Ekati Diamond Mine and Diavik Diamond Mine, expectations concerning the diamond industry, and expected cost of sales, cash operating costs and gross margin. Forward-looking information included in this MD&A includes the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Diavik Diamond Mine and other forward-looking information set out under “Diavik Operations Outlook”, and the current production forecast, cost of sales, cash cost of production and gross margin estimates and planned capital expenditures for the Ekati Diamond Mine and other forward-looking information set out under “Ekati Operations Outlook”.

Forward-looking information is based on certain factors and assumptions described below and elsewhere in this MD&A including, among other things, the current mine plans for each of the Ekati Diamond Mine and the Diavik Diamond Mine; mining, production, construction and exploration activities at the Company’s mineral properties; currency exchange rates; estimates related to the capital expenditures required to bring the A-21 pipe into production; required operating and capital costs, labour and fuel costs, world and US economic conditions, future diamond prices, and the level of worldwide diamond production. While the Company considers these assumptions to be reasonable based on the information currently available to it, they may prove to be incorrect. Forward-looking information is subject to certain factors, including risks and uncertainties that could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, risks associated with the estimates related to the capital expenditures required to bring the A-21 pipe into production, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Company’s mineral property sites, variations in mineral resource and mineral reserve estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis and macro-economic uncertainty in other financial markets, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, uncertainty as to whether dividends will be declared by the Company’s Board of Directors or the Company’s dividend policy will be maintained, the risk of fluctuations in the Canadian/US dollar exchange rate, and cash flow and liquidity risks. Please see page 26 of this MD&A, as well as the Company’s current Annual Information Form, available at www.sedar.com and www.sec.gov, for a discussion of these and other risks and uncertainties involved in the Company’s operations. Actual results may vary from the forward-looking information.

Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this MD&A, and should not rely upon this information as of any other date. Due to assumptions, risks and uncertainties, including the assumptions, risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company uses forward-looking statements because it believes such statements provide useful information with respect to the currently expected future operations and financial performance of the Company, and cautions readers that the information may not be appropriate for other purposes. While the Company may elect to, it is under no obligation and does not undertake to update or revise any forward-looking information, whether as a result of new information, future events or otherwise at any particular time, except as required by law.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Summary Discussion
Dominion Diamond Corporation is focused on the mining and marketing of rough diamonds to the global market. The Company supplies rough diamonds to the global market from its operation of the Ekati Diamond Mine (in which it owns controlling interest) and its 40% ownership interest in the Diavik Diamond Mine. Both mineral properties are located at Lac de Gras in Canada’s Northwest Territories.

The Company controls the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Toronto and Yellowknife, Canada, Mumbai, India and Antwerp, Belgium. The Company acquired its initial interest in the Ekati Diamond Mine on April 10, 2013. The Ekati Diamond Mine consists of the Core Zone (of which the Company owns 88.9%), which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone (of which the Company owns 65.3%), an adjacent area hosting kimberlite pipes having both development and exploration potential, such as the Jay kimberlite pipe and the Lynx kimberlite pipe. The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests in the consolidated financial statements.

The Company has an ownership interest in the Diavik group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. Both DDMI and DDDLP are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England. The Company receives 40% of the diamond production from the Diavik Diamond Mine.

Since November 20, 2014, Robert Gannicott, Chairman and Chief Executive Officer of the Company, has been on a medical leave of absence to undergo important treatment which is continuing. In his absence, lead director Dan Jarvis has assumed the role of Acting Chairman (supported in this role by Audit Committee Chairman Ollie Oliveira) and Brendan Bell has assumed the role of Acting Chief Executive Officer.

Market Commentary
The positive momentum that boosted the diamond market in early fiscal 2015 did not continue in the second half of the fiscal year. Continued constraints on liquidity by the banks, a weak global macro-economic outlook, and lacklustre retail jewelry markets in Asia dampened sentiment resulting in prices declining from the recent highs achieved in the second fiscal quarter.

The market remained subdued in the fourth fiscal quarter, but the year ended on a more positive note as the major producers allowed their clients to defer rough diamond purchases in areas where they had accumulated polished diamond stocks. This took some pressure off of liquidity at the time when cash from sales made into the United States for the holiday season flowed back into the market. The fiscal year ended with rough diamond prices slightly ahead of prices at the beginning of the year.

The US year-end holiday season was positive and in most cases met the market’s expectations. The Chinese retail market has felt the effect of evolving customer dynamics, an influx of new and emerging luxury labels, and an economic slowdown that will have a short-term negative impact on demand. More importantly, the Chinese consumer jewelry market is evolving into a mature and developed market catering to the growing middle class and therefore consuming more commercial ranges of polished diamonds. The retail market in India has started to recover from the declines suffered in fiscal 2014 and confidence returned at the end of fiscal 2015 as the macro-economic climate there strengthened. The retail jewelry market in Europe and Japan was less positive as slower growth in both regions impacted a market already facing headwinds of increasing polished diamond prices driven by a strengthening US dollar.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Financial Results
The following is a summary of the Company’s consolidated quarterly results for the eight quarters ended January 31, 2015.

(expressed in thousands of United States dollars except per share amounts and where otherwise noted)
(prior quarters are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$240,582	$222,336	$277,314	$175,522	$233,163	$148,138	$261,803	$108,837	$915,753	$751,942
Cost of sales	179,813	146,951	221,240	137,680	202,030	136,221	231,086	81,535	685,685	650,872
Gross margin	60,769	75,385	56,074	37,842	31,133	11,917	30,717	27,302	230,068	101,070
Gross margin (%)	25.3%	33.9%	20.2%	21.6%	13.4%	8.0%	11.7%	25.1%	25.1%	13.4%
Selling, general and administrative expenses	9,201	7,904	9,606	7,148	10,117	7,408	15,056	16,843	33,859	49,425
Operating profit from continuing operations	51,568	67,481	46,468	30,694	21,016	4,509	15,661	10,459	196,209	51,645
Finance expenses	(4,087)	(3,389)	(3,206)	(3,310)	(3,553)	(3,136)	(17,921)	(2,742)	(13,993)	(27,351)
Exploration costs	(2,110)	(7,360)	(6,846)	(9,044)	(3,290)	(7,074)	(3,145)	(1,039)	(25,359)	(14,550)
Finance and other income	420	781	933	2,827	491	825	1,032	804	4,962	3,153
Foreign exchange gain (loss)	2,523	1,864	816	(947)	(7,917)	1,122	(2,814)	732	4,255	(8,879)
Profit (loss) before income taxes from continuing operations	48,314	59,377	38,165	20,220	6,747	(3,754)	(7,187)	8,214	166,074	4,018
Current income tax expense	9,612	51,662	22,017	32,728	5,618	9,246	12,097	13,440	116,019	40,399
Deferred income tax expense (recovery)	35,035	(25,905)	(8,048)	(23,195)	13,400	(6,454)	(3,442)	(8,398)	(22,113)	(4,894)
Net profit (loss) from continuing operations	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$3,172	$72,168	$(31,487)
Net profit from discontinued operations	–	–	–	–	–	–	–	502,656	–	502,656
Net profit (loss)	$3,667	$33,620	$24,196	$10,687	$(12,271)	$(6,546)	$(15,842)	$505,828	$72,168	$471,169
Net profit (loss) from continuing operations attributable to
Shareholders	$(546)	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$(13,884)	$3,504	$66,187	$(22,974)
Non-controlling interest	4,213	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,958)	(332)	5,981	(8,513)
Net profit (loss) attributable to Shareholders	$(546)	$25,478	$26,586	$14,671	$(7,802)	$(4,794)	$(13,884)	$506,160	$66,187	$479,682
Non-controlling interest	4,213	8,142	(2,390)	(3,984)	(4,469)	(1,752)	(1,958)	(332)	5,981	(8,513)
Earnings (loss) per share from continuing operations attributable to shareholders(i)
Basic	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.78	$(0.27)
Diluted	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$0.04	$0.77	$(0.27)
Earnings (loss) per share attributable to shareholders(i)
Basic	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.96	$0.78	$5.64
Diluted	$(0.01)	$0.30	$0.31	$0.17	$(0.09)	$(0.06)	$(0.16)	$5.89	$0.77	$5.59
Cash dividends declared per share	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Total assets(ii)	$2,427	$2,390	$2,356	$2,361	$2,305	$2,305	$2,295	$2,412	$2,427	$2,305
Total long-term liabilities(ii)	$729	$702	$668	$676	$691	$688	$696	$695	$729	$691
Operating profit from continuing operations	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$15,661	$10,459	$196,209	$51,645
Depreciation and amortization(iii)	44,067	47,898	63,164	38,885	55,228	31,978	32,644	20,211	194,016	140,061
EBITDA from continuing operations(iv)	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$30,670	$390,225	$191,706

(i)

Earnings per share for the fourth quarter was reduced by $0.34 per share (2014 – $0.16 per share) due to the impact of foreign exchange on tax expense. The full year impact was $0.40 per share (2014 – $0.24 per share).

(ii)	Total assets and total long-term liabilities are expressed in millions of United States dollars.
(iii)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.
(iv)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Three Months Ended January 31, 2015, Compared to Three Months Ended January 31, 2014
CONSOLIDATED PROFIT BEFORE INCOME TAXES AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded profit before income taxes from continuing operations of $48.3 million for the quarter (2014 – $6.7 million) and a consolidated net loss attributable to shareholders of $(0.5) million or $(0.01) per share for the quarter (2014 – $(7.8) million or $(0.09) per share). Included in net loss attributable to shareholders was the foreign exchange impact on income tax expense. During the quarter the Canadian dollar weakened significantly against the US dollar, moving from a Canadian/US dollar exchange rate of CDN$1.13:US$ 1.00 to CDN$1.27:US$ 1.00. This change in foreign exchange rates resulted in income tax expense of $29.1 million or $0.34 per share (2014 – $13.5 million or $0.16 per share), $12.2 million (2014 – $8.9 million) of which relates to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items.

CONSOLIDATED SALES
Consolidated sales for the fourth quarter totalled $240.6 million (2014 – $233.2 million), consisting of Diavik rough diamond sales of $81.5 million (2014 – $119.2 million) and Ekati rough diamond sales of $159.1 million (2014 – $114.0 million).

The Company expects that results for its mining operations will fluctuate depending on the seasonality of production at its mineral properties, the number of sales events conducted during the quarter, rough diamond prices and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales was $179.8 million resulting in a gross margin of 25.3% (2014 – $202.0 million and 13.4%, respectively). The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the current quarter were positively impacted by the increased production during the second and third quarters from the Ekati Diamond Mine. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales for the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of selling, general and administrative (“SG&A”) expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $9.2 million in the fourth quarter (2014 – $10.1 million).

CONSOLIDATED FINANCE EXPENSES
Finance expense in the fourth quarter was $4.1 million (2014 – $3.6 million). Included in consolidated finance expense is accretion expense of $2.4 million (2014 – $2.8 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $2.1 million was incurred during the fourth quarter (2014 – $3.3 million), all of which relates to exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $0.4 million was recorded during the fourth quarter (2014 – $0.5 million).

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $2.5 million was recognized during the fourth quarter (2014 – loss of $(7.9) million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $44.6 million during the fourth quarter (2014 – $19.0 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the quarter is 26.5% (2014 – 26.5%). A tax deductible Northwest Territories mining royalty of 13% (2014 – 13%) is also applicable to the Company. There are a number of items that can significantly impact the Company’s effective tax rate, the most significant being the foreign exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the fourth quarter, the Canadian dollar significantly weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $23.1 million (2014 – $14.6 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax recovery. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the fourth quarter, the Company also recognized a deferred income tax expense of $35.3 million (2014 – $23.5 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax expense. The recorded tax provision during the quarter also included a net income tax expense of $4.4 million (2014 – $1.3 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax expense of $12.5 million (2014 – $3.3 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

Year Ended January 31, 2015, Compared to Year Ended January 31, 2014
CONSOLIDATED PROFIT BEFORE INCOME TAXES AND NET PROFIT ATTRIBUTABLE TO SHAREHOLDERS
The Company recorded profit before income taxes from continuing operations of $166.1 million for the year ended January 31, 2015 (2014 – $4.0 million) and a consolidated net profit attributable to shareholders of $66.2 million or $0.78 per share for the year (2014 – $479.7 million or $5.64 per share). Included in net profit attributable to shareholders was the foreign exchange impact on income tax expense. During the year the Canadian dollar weakened significantly against the US dollar, moving from a Canadian/US dollar exchange rate of CDN$1.11:US$ 1.00 to CDN$1.27:US$ 1.00. This change in foreign exchange rates resulted in income tax expense of $34.0 million or $0.40 per share (2014 – $20.7 million or $0.24 per share), $14.6 million (2014 – $16.3 million) of which relates to revaluations of foreign currency non-monetary items and of the deferred tax liability, both of which are non-cash items. Included in the year ended January 31, 2014 is a $502.9 million gain on the sale of Harry Winston Inc. (the “Luxury Brand Segment”) on March 26, 2013. Continuing operations includes all costs related to the Company’s mining operations, including those previously reported as part of the Corporate segment.

CONSOLIDATED SALES
Consolidated sales totalled $915.8 million for the year ended January 31, 2015 (2014 – $751.9 million), consisting of Diavik rough diamond sales of $351.6 million (2014 – $352.3 million) and Ekati rough diamond sales of $564.2 million (2014 – $399.6 million). The Ekati rough diamond sales for the prior year are for the period from April 10, 2013, the date the Ekati Diamond Mine Acquisition was completed, to January 31, 2014.

See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED COST OF SALES AND GROSS MARGIN
The Company’s cost of sales was $685.7 million for the year ended January 31, 2015 (2014 – $650.9 million), resulting in a gross margin of 25.1% (2014 – 13.4%). The Company’s cost of sales includes costs associated with mining and rough diamond sorting activities. Consolidated cost of sales and gross margin in the year were positively impacted by increased production during the year from the Ekati Diamond Mine. Increased production results in a lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales for the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition.

CONSOLIDATED SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
The principal components of SG&A expenses include expenses for salaries and benefits, professional fees, consulting and travel. The Company incurred SG&A expenses of $33.9 million during the year ended January 31, 2015 (2014 – $49.4 million). The decrease from the prior year was primarily due to $11.2 million of transaction costs and $4.9 million of restructuring costs at the Antwerp, Belgium office, related in each case to the Ekati Diamond Mine Acquisition. See “Segmented Analysis” on page 11 for additional information.

CONSOLIDATED FINANCE EXPENSES
Finance expense was $14.0 million in the year ended January 31, 2015 (2014 – $27.4 million). Included in the prior year was $14.0 million of finance expenses related to the cancellation of the credit facilities that had been previously arranged in connection with the Ekati Diamond Mine Acquisition. Included in finance expense for the year ended January 31, 2015 is accretion expense of $11.3 million (2014 – $9.3 million) related to future site restoration liabilities at the Diavik Diamond Mine and the Ekati Diamond Mine.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

CONSOLIDATED EXPLORATION EXPENSE
Exploration expense of $25.4 million was incurred during the year ended January 31, 2015 (2014 – $14.6 million). Included in exploration expense for the period is $25.2 million of exploration work on the Jay pipe within the Buffer Zone at the Ekati Diamond Mine and $0.2 million of exploration work on the Company’s other mining claims in the Northwest Territories.

CONSOLIDATED FINANCE AND OTHER INCOME
Finance and other income of $5.0 million was recorded during the year ended January 31, 2015 (2014 – $3.2 million). Included in the current period was a gain on the sale of an asset of $2.4 million.

CONSOLIDATED FOREIGN EXCHANGE
A net foreign exchange gain of $4.3 million was recognized during the year ended January 31, 2015 (2014 – loss of $(8.9) million). The Company does not currently have any significant foreign exchange derivative instruments outstanding.

CONSOLIDATED INCOME TAXES
The Company recorded a net income tax expense of $93.9 million during the year ended January 31, 2015 (2014 – $35.5 million). The Company’s combined Canadian federal and provincial statutory income tax rate for the year ended January 31, 2015 is 26.5% (2014 – 26.5%). A tax deductible Northwest Territories mining royalty of 13% (2014 – 13%) is also applicable to the Company. There are a number of items that can significantly impact the Company’s effective tax rate, the most significant being foreign currency exchange rate fluctuations. As a result, the Company’s recorded tax provision can be significantly different than the expected tax provision calculated based on the statutory tax rate.

The recorded tax provision is particularly impacted by foreign currency exchange rate fluctuations. The Company’s functional and reporting currency is US dollars; however, the calculation of income tax expense is based on income in the currency of the country of origin, a substantial portion of which is denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. During the year ended January 31, 2015, the Canadian dollar significantly weakened against the US dollar. As a result, the Company recorded an unrealized foreign exchange gain of $24.9 million (2014 – $24.1 million) on the revaluation of the Company’s Canadian dollar denominated deferred income tax liability, which is a non-cash tax recovery. The unrealized foreign exchange gain is recorded as part of the Company’s deferred income tax recovery, and is not taxable for Canadian income tax purposes. During the year ended January 31, 2015, the Company also recognized a deferred income tax expense of $39.5 million (2014 – $40.4 million) for the temporary differences arising from the difference between the historical exchange rate and the current exchange rate translation of foreign currency non-monetary items, primarily consisting of mining assets and liabilities. This revaluation is a non-cash tax expense. The recorded tax provision during the year also included a net income tax expense of $6.8 million (2014 – $0.7 million) relating to foreign exchange differences between income in the currency of the country of origin and the US dollar. The Company also recorded income tax expenses of $12.6 million (2014 – $3.7 million) related to other foreign exchange impacts.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company’s effective tax rate will fluctuate in future periods.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Segmented Analysis
The operating segments of the Company include the Diavik Diamond Mine, the Ekati Diamond Mine and the Corporate segment. The Corporate segment captures costs not specifically related to operating the Diavik and Ekati mines.

Diavik Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Diavik Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales
North America	$–	$–	$–	$–	$511	$–	$–	$6,179	$–	$6,690
Europe	78,050	74,310	94,858	73,918	112,001	45,088	80,530	61,642	321,134	299,262
India	3,413	6,094	12,175	8,757	6,704	7,818	10,737	21,095	30,439	46,355
Total sales	81,463	80,404	107,033	82,675	119,216	52,906	91,267	88,916	351,573	352,307
Cost of sales	62,145	52,619	78,751	56,232	87,690	40,018	68,328	61,888	249,748	257,924
Gross margin	19,318	27,785	28,282	26,443	31,526	12,888	22,939	27,028	101,825	94,383
Gross margin (%)	23.7%	34.6%	26.4%	32.0%	26.4%	24.4%	25.1%	30.4%	29.0%	26.8%
Selling, general and administrative expenses	1,247	851	1,067	975	1,122	1,123	1,409	1,110	4,140	4,763
Operating profit	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$25,918	$97,685	$89,620
Depreciation and amortization(i)	22,101	20,336	27,435	18,389	28,885	12,434	21,768	19,906	88,262	82,993
EBITDA(ii)	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$45,824	$185,947	$172,613
Capital expenditures	6,339	4,601	3,750	6,779	3,204	6,868	5,553	10,938	21,469	26,563

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). See “Non-IFRS Measures” for additional information.

Three Months Ended January 31, 2015, Compared to Three Months Ended January 31, 2014
DIAVIK SALES
During the fourth quarter, the Company sold approximately 0.8 million carats (2014 – 1.0 million) from the Diavik Diamond Mine for a total of $81.5 million (2014 – $119.2 million) for an average price per carat of $105 (2014 – $114). At January 31, 2015, the Company had 0.3 million carats of Diavik Diamond Mine produced inventory with an estimated market value of approximately $50 million (January 31, 2014 – 0.4 million carats and $65 million).

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s fourth quarter cost of sales for the Diavik Diamond Mine was $62.1 million (2014 – $87.7 million). Cost of sales in the fourth quarter included $22.1 million of depreciation and amortization (2014 – $28.9 million). The Diavik segment generated gross margin and EBITDA margin of 23.7% and 49%, respectively (2014 – 26.4% and 50%). The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product produced and sold during each quarter and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the fourth quarter, the Diavik cash cost of production was $36.8 million (2014 – $43.3 million). The reduction in cash cost of production is due to the combination of operational improvements at the mine and the weakening of the Canadian dollar. The term cash cost of production does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the fourth quarter were $1.2 million (2014 – $1.1 million).

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Year Ended January 31, 2015, Compared to Year Ended January 31, 2014

DIAVIK SALES
During the year ended January 31, 2015, the Company sold approximately 3.0 million carats (2014 – 3.0 million) from the Diavik Diamond Mine for a total of $351.6 million (2014 – $352.3 million) for an average price per carat of $117 (2014 – $118).

DIAVIK COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Diavik Diamond Mine for the year ended January 31, 2015 was $249.7 million (2014 – $257.9 million). Cost of sales for the year ended January 31, 2015 included $87.8 million of depreciation and amortization (2014 – $82.2 million). The Diavik segment generated gross margin and EBITDA margin of 29.0% and 53%, respectively (2014 – 26.8% and 49%). The gross margin is anticipated to fluctuate between quarters and year over year, resulting from variations in the specific mix of product sold during each quarter and the year and rough diamond prices.

A substantial portion of consolidated cost of sales is mining operating costs incurred at the Diavik Diamond Mine. During the year ended January 31, 2015, the Diavik cash cost of production was $148.6 million (2014 – $162.6 million). The reduction in cash cost of production is due to the combination of operational improvements at the mine and the weakening of the Canadian dollar. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the unit-of-production method over estimated proven and probable reserves.

DIAVIK SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Diavik Diamond Mine segment during the year were $4.1 million (2014 – $4.8 million).

Operational Update
During the fourth quarter of calendar year 2014, the Diavik Diamond Mine produced (on a 100% basis) 1.5 million carats from 0.5 million tonnes of ore processed (2014 – 2.1 million and 0.5 million, respectively). Total production includes coarse ore rejects (“COR”), which are not included in the Company’s reserve and resource statements and are therefore incremental to production.

Carats recovered in the fourth calendar quarter were 25% lower than the comparable quarter of the prior year as a result of lower realized grades in all three ore bodies and a higher proportion of the lower grade A-154 North ore being processed in the fourth calendar quarter of 2014 than in the comparable calendar quarter of 2013.

On November 26, 2014, the Company reported that Rio Tinto plc, the parent company of the operator of the Diavik Diamond Mine (DDMI), approved the development of the A-21 pipe at the Diavik Diamond Mine, in which the Company holds a 40% stake. Diamond production from A-21 is planned for late calendar 2018. DDMI has estimated the total capital cost for the development of the A-21 pipe to be approximately $312 million at the Company’s estimated Canadian/US dollar exchange rate of 1.25 (on a 100% basis), with the Company’s share being $125 million.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The charts below show the Company’s 40% share of Diavik Diamond Mine carat production, ore processed and recovered grade for the eight most recent calendar quarters.

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – CARATS
(reported on a one-month lag)

DOMINION DIAMOND DIAVIK LIMITED PARTNERSHIP’S 40% SHARE OF DIAVIK DIAMOND MINE PRODUCTION – ORE PROCESSED
AND RECOVERED GRADE
(reported on a one-month lag)

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Operations Outlook
PRODUCTION
The mine plan for calendar 2015 foresees Diavik Diamond Mine production (on a 100% basis) of approximately 6.7 million carats from the mining and processing of approximately 2.1 million tonnes of ore. Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418. In addition to the 6.7 million carats produced from run of mine ore, there will be production from COR. This additional production is not included in the Company’s ore reserves and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared by DDMI, operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale held in February 2015, the Company has modeled the approximate rough diamond price per carat for each of the Diavik kimberlite process plant feed types in the table that follows:

February 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
A-154 South	$135

A-154 North	180

A-418	95

COR	45

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Diavik Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $230 million (including depreciation and amortization of approximately $90 million). Based on the current mine plan for the Diavik Diamond Mine for calendar 2015, the Company’s 40% share of the cash cost of production at the Diavik Diamond Mine is expected to be approximately $130 million at an estimated average Canadian/US dollar exchange rate of 1.25.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015 as production volumes are expected to decrease year over year.

CAPITAL EXPENDITURES
The Company currently expects DDDLP’s 40% share of the planned capital expenditures for the Diavik Diamond Mine in fiscal 2016 to be approximately $43.6 million, at an estimated average Canadian/US dollar exchange rate of 1.25. During the fourth quarter, DDDLP’s share of capital expenditures was $6.3 million ($21.5 million for the year ended January 31, 2015).

The Company expects development capital in relation to the newly approved A-21 pipe to be incurred between calendar years 2015 and 2019 and for DDDLP’s 40% share of the planned expenditure to total approximately CDN $157 million.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Ekati Diamond Mine
This segment includes the production, sorting and sale of rough diamonds from the Ekati Diamond Mine.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales
North America	$–	$–	$–	$–	$413	$–	$–	$–	$–	$413
Europe	155,695	137,769	160,667	88,469	111,542	95,232	170,536	19,921	542,601	397,231
India	3,424	4,163	9,614	4,378	1,992	–	–	–	21,578	1,992
Total sales	159,119	141,932	170,281	92,847	113,947	95,232	170,536	19,921	564,179	399,636
Cost of sales	117,668	94,332	142,489	81,448	114,340	96,202	162,758	19,647	435,937	392,948
Gross margin	41,451	47,600	27,792	11,399	(393)	(970)	7,778	274	128,242	6,688
Gross margin (%)	26.1%	33.5%	16.3%	12.3%	(0.3% )	(1.0% )	4.6%	1.4%	22.7%	1.7%
Selling, general and administrative expenses	618	557	941	1,475	1,120	362	676	520	3,590	2,678
Operating profit (loss)	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$124,652	$4,010
Depreciation and amortization(i)	21,655	27,269	35,438	20,154	25,892	19,166	10,513	–	104,516	55,572
EBITDA(ii)	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$(246)	$229,168	$59,582
Capital expenditure	28,576	26,951	41,981	49,244	95,697	28,314	28,231	8,780	146,752	161,022

(i)

Depreciation and amortization included in cost of sales and selling, general and administrative expenses. All sales of inventory purchased as part of the Ekati Diamond Mine Acquisition are accounted for as cash cost of sales.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended January 31, 2015, Compared to Three Months Ended January 31, 2014
EKATI SALES
During the fourth quarter, the Company sold approximately 0.9 million carats (2014 – 0.4 million) from the Ekati Diamond Mine for a total of $159.1 million (2014 – $114.0 million) for an average price per carat of $177 (2014 – $276). Excluded from sales recorded in the fourth quarter were carats produced and sold from the processing of materials from Misery South & Southwest kimberlite pipes during its pre-commercial production phase, some of which were sold in the fourth quarter. The diamonds that have been recovered to date from this material display similar characteristics to diamonds from the Misery Main kimberlite pipe. During the fourth quarter, the Company sold an estimated 0.1 million carats (2014 – 0.2 million) of production from the Misery South & Southwest kimberlite pipe material for estimated proceeds of $9.7 million (2014 – $10.8 million) for an average price per carat of $79, which includes the recovery of small diamonds. Sales of diamonds recovered during preproduction from the Misery South & Southwest material have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014. At January 31, 2015, the Company had 0.9 million carats of Ekati Diamond Mine produced inventory with an estimated market value of approximately $200 million (January 31, 2014 – 0.5 million and $140 million, respectively).

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the fourth quarter was $117.7 million (2014 – $114.3 million), resulting in a gross margin of 26.1% (2014 – (0.3)%) and an EBITDA margin of 39% (2014 – 21%). Cost of sales and gross margin in the current quarter were positively impacted by the increased production during the second and third quarters as a result of improvements in diamond recoveries and greater processing volumes. Increased production results in lower cost per carat as operating costs that are largely fixed are spread over a greater volume of production. Cost of sales in the fourth quarter of the prior year reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. There was no impact during the fourth quarter of the current fiscal year. The gross margin is anticipated to fluctuate between quarters, resulting from variations in the specific mix of product sold during each quarter and rough diamond prices.

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the fourth quarter, the Ekati cash cost of production was $95.7 million (2014 – $101.3 million). The reduction in cash cost of production is primarily due to the weakening of the Canadian dollar. See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which consist of the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the fourth quarter were $0.6 million (2014 – $1.1 million).

Year Ended January 31, 2015, Compared to the Period from April 10, 2013 to January 31, 2014
Comparisons to the prior year ended January 31, 2014 for the Ekati segment are for the period from April 10, 2013, which is the date the Ekati Diamond Mine Acquisition was completed, to January 31, 2014.

EKATI SALES
During the year ended January 31, 2015, the Company sold approximately 2.2 million carats (2014 – 1.3 million) from the Ekati Diamond Mine for a total of $564.2 million (2014 – $399.6 million) for an average price per carat of $260 (2014 – $301). Excluded from sales recorded during the year were carats produced and sold from the processing of materials from Misery South & Southwest kimberlite pipes during its pre-commercial production phase. During the year ended January 31, 2015, the Company sold an estimated 0.5 million carats of production from the Misery South & Southwest kimberlite pipes for estimated proceeds of $40.7 million for an average price per carat of $78, which includes the recovery of small diamonds. Sales of diamonds recovered during pre-production from the Misery South & Southwest material have been applied as a reduction of mining assets. The Misery South & Southwest pipes commenced commercial production (for accounting purposes) on September 1, 2014.

EKATI COST OF SALES AND GROSS MARGIN
The Company’s cost of sales for the Ekati Diamond Mine during the year ended January 31, 2015 was $435.9 million (2014 – $392.9 million), resulting in a gross margin of 22.7% (2014 – 1.7%) and an EBITDA margin of 41% (2014 – 15%). Cost of sales for the period from April 10, 2013 to January 31, 2014 reflected the purchase of inventory at market values as part of the Ekati Diamond Mine Acquisition. Cost of sales for the period from April 10, 2013 to January 31, 2014 would have been approximately $376.7 million excluding the market value adjustment made as part of the Ekati Diamond Mine Acquisition. There was no impact during the current year. The gross margin is anticipated to fluctuate between quarters and annually, resulting from variations in the specific mix of product sold during each quarter and the year and rough diamond prices.

Consolidated cost of sales includes mining operating costs incurred at the Ekati Diamond Mine. During the year ended January 31, 2015, the Ekati cash cost of production was $349.1 million (2014 – $303.9 million). See “Non-IFRS Measures” for additional information. Cost of sales also includes sorting costs, which comprise the Company’s cost of handling and sorting product in preparation for sales to third parties, and depreciation and amortization, the majority of which is recorded using the straight-line method over the remaining mine life.

EKATI SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Ekati Diamond Mine segment for the year ended January 31, 2015 were $3.6 million (2014 – $2.7 million).

Operational Update
During the fourth quarter of fiscal 2015, the Ekati Diamond Mine produced (on a 100% basis) 0.3 million carats from the processing of 0.3 million tonnes of ore from the reserves. Mining activities during the quarter were focused on ore production from the Koala underground operation and pre-stripping operations at the Misery pushback open pit. The Company recovered 0.1 million carats from the processing of 0.1 million tonnes of inferred resources from the Koala North and Koala underground mines, 0.2 million carats from the processing of 0.3 million tonnes of COR, and an additional 0.3 million carats from the processing of 0.2 million tonnes of satellite material excavated from the Misery South pipe, Southwest extension and Northeast pipe during the pre-stripping of the Misery Main pipe. These diamond recoveries are not included in the Company’s mineral reserve statement and are therefore incremental to production.

The Company estimates that process plant improvements to date have increased the recovered grade during the year ended January 31, 2015 by approximately 15% compared to the mine plan. The resulting additional diamonds are included in the reserves and the mine plan as at January 31, 2015.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The charts below show the Ekati Diamond Mine carat production, ore processed and recovered grade for the eight most recent quarters.

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – CARATS

EKATI DIAMOND MINE PRODUCTION (100% SHARE) – ORE PROCESSED AND RECOVERED GRADE

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Ekati Operations Outlook
PRODUCTION
The mine plan for fiscal year 2016 foresees Ekati Diamond Mine production of approximately 1.2 million carats from the mining and processing of approximately 1.9 million tonnes of mineral reserves (the base case). This includes approximately 1.1 million tonnes from the Koala underground operation (combined Koala phases 5, 6 and 7) and approximately 0.8 million tonnes from the Pigeon open pit. Average grade from Koala underground is expected to be lower than that achieved in fiscal 2015 as the mine plan expects the processing of a higher proportion of the lower grade phase 5 ore.

In addition to the mineral reserves noted above, the plan for fiscal year 2016 also contemplates processing the inferred resources from the Misery South & Southwest kimberlite that are made available as the Misery reserves are accessed (the operating case). When this additional resource material from the Misery South & Southwest pipes is included, the plan for fiscal year 2016 foresees total Ekati Diamond Mine production of approximately 3.3 million carats from the mining and processing of approximately 3.0 million tonnes of mineral reserves and resources, which includes approximately 1.1 million tonnes from Misery South & Southwest kimberlite. The Company cautions that this assessment is preliminary in nature and is based on inferred resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Accordingly, there is no certainty that this assessment will be realized.

The reserves and resources that are planned to be processed during fiscal 2016 do not fully utilize the Ekati processing plant’s capacity of up to approximately 4.35 million tonnes per year. The Company plans to use the spare capacity to process additional material from Koala North, Misery Northeast and COR, but has not included this additional material in the above mentioned mine plan. It is expected that approximately 0.1 million tonnes of Koala North, 0.1 million tonnes of Misery Northeast, and 1.1 million tonnes of COR material will be processed during fiscal 2016. In addition, as part of the Koala mining, a small portion of inferred mineral resource is extracted along with the reserves. This material is not included in the current production estimate, but will be processed along with the reserve ore and will be incremental to production. Mineral resources that are not reserves do not have demonstrated economic viability.

The foregoing scientific and technical information for the Ekati Diamond Mine was prepared under the supervision of Peter Ravenscroft, FAuslMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

PRICING
Based on the average prices per carat achieved by the Company in the latest sale which was held in February 2015, the Company has modeled the approximate rough diamond price per carat for the Ekati kimberlite process plant feed types below. For consistency with the Company’s current reserve estimates, the Ekati prices now reflect the increased recovery of small diamonds from the improvements in processing.

February 2015
sales cycle
average price
per carat
Ore type	(in US dollars)
Koala	$325
Koala North	380
Fox	285
Misery South & Southwest	80
COR	60–115

COST OF SALES, CASH COST OF PRODUCTION AND GROSS MARGIN
Based on current sales expectations for the Ekati Diamond Mine segment for fiscal 2016, the Company currently expects cost of sales to be approximately $495 million (including depreciation and amortization of approximately $125 million). Based on the current mine plan for the Ekati Diamond Mine for fiscal 2016, the cash cost of production at the Ekati Diamond Mine is expected to be approximately $340 million (on a 100% basis) at an estimated average Canadian/US dollar exchange rate of 1.25.

The Company expects gross margin as a percentage of sales to fluctuate depending on, among other things, production volumes, diamond prices and cost of production. Gross margin as a percentage of sales in fiscal 2016 is expected to be lower than that achieved in fiscal 2015 as production volumes are expected to decrease, and the product mix is expected to have a lower average value than in the prior year.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

CAPITAL EXPENDITURES AND EXPLORATION
The planned capital expenditures for the Ekati Diamond Mine for fiscal 2016 (on a 100% basis) are expected to be approximately $165 million at an estimated average Canadian/US dollar exchange rate of 1.25. The planned capital expenditures include approximately $70 million for the continued development of the Misery pipe, largely comprising mining costs to achieve ore release, $18 million towards the development of the Pigeon pipe, and $16 million for the development of the Lynx pipe. During the fourth quarter, the Ekati Diamond Mine incurred capital expenditures (on a 100% basis) of $28.6 million ($146.8 million for the year ended January 31, 2015).

Beyond fiscal 2016, the Company currently expects a further $38 million for the continued development of the Misery pipe and $22 million for the development of the Lynx pipe, all of which is forecasted to be spent in fiscal 2017. No further development capital is forecast for Misery, Pigeon, or Lynx after fiscal 2017.

The Company expects development capital in relation to the recently announced Jay pipe to be incurred between fiscal years 2016 and 2020 totalling approximately CDN $760 million.

The planned exploration expenditures for the Ekati Diamond Mine for fiscal 2016 (on a 100% basis) are expected to be approximately $33 million at an estimated average Canadian/US dollar exchange rate of 1.25. Planned exploration expenditures include approximately $27 million on the Jay pipe and $6 million on the Sable pipe. During the fourth quarter, the Ekati Diamond Mine incurred exploration expenses (on a 100% basis) of $2.2 million ($25.2 million for the year ended January 31, 2015).

Corporate
The Corporate segment captures costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Sales	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–
Cost of sales	–	–	–	–	–	–	–	–	–	–
Gross margin	–	–	–	–	–	–	–	–	–	–
Gross margin (%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Selling, general and administrative expenses	7,336	6,496	7,598	4,698	7,875	5,924	12,971	15,213	26,129	41,983
Operating loss	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(26,129)	$(41,983)
Depreciation and amortization(i)	311	293	291	342	451	378	363	305	1,238	1,496
EBITDA(ii)	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(24,891)	$(40,487)
Capital expenditure	–	19	28	–	14	4	–	–	47	18

(i)	Depreciation and amortization included in cost of sales and selling, general and administrative expenses.

(ii)	Earnings before interest, taxes, depreciation and amortization (“EBITDA”). The term EBITDA does not have a standardized meaning according to IFRS. See “Non-IFRS Measures” for additional information.

Three Months Ended January 31, 2015, Compared to Three Months Ended January 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the quarter decreased by $0.5 million from the comparable quarter of the prior year.

Year Ended January 31, 2015, Compared to Year Ended January 31, 2014
CORPORATE SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
SG&A expenses for the Corporate segment during the year ended January 31, 2015 decreased by $15.9 million from the prior year. SG&A expenses were higher during the prior year primarily due to $11.2 million of transaction costs and $6.0 million of restructuring costs related to the Ekati Diamond Mine Acquisition.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Liquidity and Capital Resources
The following chart shows the Company’s working capital balances as at January 31, 2015 and 2014, as well as the working capital ratio for the same years. Working capital is calculated as total current assets less total current liabilities, and working capital ratio is calculated as total current assets divided by total current liabilities.

Working Capital
As at January 31, 2015, the Company had unrestricted cash and cash equivalents of $457.9 million and restricted cash of $34.6 million, compared to $224.8 million and $113.6 million, respectively, at January 31, 2014. During the year, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities at the Ekati Diamond Mine. Letters of credit in the amount of CDN $44 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement. The surety bonds were issued by a consortium of insurance companies. The Company has agreed to indemnify these insurers against liabilities arising under these surety bonds. During the year ended January 31, 2015, the Company reported cash flow from operations of $328.9 million, compared to $155.2 million in the prior year.

As at January 31, 2015, the Company had 1.2 million carats of rough diamon nd inventory with an estimated market value of approximately $250 million, $85 million of inventory available for sale and $165 million of work in progress.

Working capital increased to $752.4 million at January 31, 2015 from $572.1 million at January 31, 2014. During the year, the Company decreased accounts receivable by $0.3 million, increased other current assets by $3.9 million, increased inventory and supplies by $26.6 million, increased trade and other payables by $13.2 million, and increased employee benefit plans by $1.0 million.

The Company’s liquidity requirements fluctuate year over year and quarter over quarter depending on, among other factors, the seasonality of production at the Company’s mineral properties, seasonality of mine operating expenses, capital expenditure programs, the number of rough diamond sales events conducted during the year, and the volume, size and qualitty distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in the year.

The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next 12 months.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Financing Activities
As at January 31, 2015, $nil was outstanding under the Company’s revolving financing facility relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited, similar to January 31, 2014.

On October 15, 2014, the Company completed the acquisition of the interests of FipkeCo in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US $42.2 million, plus purchase price adjustments of US $13.4 million, for a total amount payable of US $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The base purchase price for the acquired Buffer Zone interest was US $11.1 million, plus purchase price adjustments of US $3.2 million, for a total amount paid in cash at closing of US $14.3 million.

On April 7, 2015, the Company entered into a new $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company will be required to comply with financial covenants customary for a financing of this nature.

The Company will be closing the existing revolving financing facility of $45 million relating to its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited as of April 30, 2015.

On April 8, 2015, the Board of Directors declared a dividend of 40 cents per share to be paid in full on May 21, 2015 to shareholders of record at the close of business on April 30, 2015. This dividend will be an eligible dividend for Canadian income tax purposes.

Subject to declaration by the Board of Directors, the Company intends to pay a regular annual dividend of 40 cents per share in total, to be paid semi-annually through an interim and final dividend. For fiscal 2016 the interim dividend is expected to be paid in or around November 2015, and the final dividend is expected to be paid in or around May 2016. These dividends will also be eligible dividends for Canadian income tax purposes.

Investing Activities
During the year, the Company purchased property, plant and equipment of $167.4 million for its continuing operations, of which $21.5 million was purchased for the Diavik Diamond Mine and $145.8 million for the Ekati Diamond Mine.

Contractual Obligations
The Company has contractual payment obligations with respect to interest-bearing loans and borrowings and, through its participation in the Diavik Joint Venture and the Ekati Diamond Mine, future site restoration costs at both the Ekati and Diavik Diamond Mines. Additionally, at the Diavik Joint Venture, contractual obligations exist with respect to operating purchase obligations, as administered by DDMI, the operator of the mine. In order to maintain its 40% ownership interest in the Diavik Diamond Mine, DDDLP is obligated to fund 40% of the Diavik Joint Venture’s total expenditures on a monthly basis. The most significant contractual obligations for the ensuing five-year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
(expressed in thousands of United States dollars)	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)(b)	$47,875	$12,822	$34,409	$644	$–
Environmental and participation agreements incremental commitments (c)	97,942	53,221	1,106	8,502	35,113
Operating lease obligations (d)	6,060	4,892	1,168	–	–
Capital obligations (e)	36,460	36,460	–	–	–
Total contractual obligations	$188,337	$107,395	$36,683	$9,146	$35,113

(a)	(i)	Loans and borrowings presented in the foregoing table include current and long-term portions.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(ii)

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with the marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. Borrowings under the Belgian facility bear interest at the bank’s base rate plus 1.5%. Borrowings under the Indian facility bear an interest rate of 17.5%. At January 31, 2015, $nil was outstanding under this facility relating to Dominion Diamond International NV and Dominion Diamond (India) Private Limited. The facility is guaranteed by Dominion Diamond Corporation. The Company will be closing this revolving financing facility as of April 30, 2015.

(iii)

The Company’s first mortgage on real property has scheduled principal payments of approximately $0.2 million quarterly, may be prepaid at any time, and matures on September 1, 2018. On January 31, 2015, $3.1 million was outstanding on the mortgage payable.

(iv)

The Company issued a promissory note in the amount of US $42.2 million for the base purchase price for the acquisition of an additional 8.889% interest in the Core Zone. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company.

(b)

Interest on loans and borrowings is calculated at various fixed and floating rates. Projected interest payments on the current debt outstanding were based on interest rates in effect at January 31, 2015, and have been included under loans and borrowings in the table above. Interest payments for the next 12 months are approximated to be $0.2 million.

(c)

Both the Diavik Joint Venture and the Ekati Diamond Mine, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. These agreements also state that the mines must provide security deposits for the performance of their reclamation and abandonment obligations under all environmental laws and regulations. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2015 was $51 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company expects that the operator of the Diavik Joint Venture will in the future require DDDLP to post its proportionate share of such security directly. The requirement to post security for the reclamation and abandonment obligations may be reduced to the extent of amounts spent by the Diavik Joint Venture on those activities. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities at the Ekati Diamond Mine. Letters of credit in the amount of CDN $44 million continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement. The Company has also provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

Both the Diavik and Ekati Diamond Mines have also signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The actual cash outlay for obligations of the Diavik Joint Venture under these agreements is not anticipated to occur until later in the life of the mine. The actual cash outlay in respect of the Ekati Diamond Mine under these agreements includes annual payments and special project payments during the operation of the Ekati Diamond Mine.

(d)	Operating lease obligations represent future minimum annual rentals under non-cancellable operating leases at the Ekati Diamond Mine.

(e)

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Non-IFRS Measures
In addition to discussing earnings measures in accordance with IFRS, the MD&A provides the following non-IFRS measures, which are also used by management to monitor and evaluate the performance of the Company.

Cash Cost of Production
The MD&A refers to cash cost of production, a non-IFRS performance measure, in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well each of the Diavik Diamond Mine and Ekati Diamond Mine is performing compared to the mine plan and prior periods. Cash cost of production includes mine site operating costs such as mining, processing and administration, but is exclusive of amortization, capital, and exploration and development costs. Cash cost of production does not have any standardized meaning prescribed by IFRS and differs from measures determined in accordance with IFRS. This performance measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure is not necessarily indicative of net profit or cash flow from operations as determined under IFRS.

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the three months ended January 31, 2015 and 2014.

(expressed in thousands of United States dollars)	Three months ended	Three months ended
(unaudited)	January 31, 2015	January 31, 2014
Diavik cash cost of production	$36,817	$43,284
Private royalty	1,580	2,287
Other cash costs	690	1,270
Total cash cost of production	39,087	46,841
Depreciation and amortization	19,021	24,121
Total cost of production	58,108	70,962
Adjusted for stock movements	4,037	16,725
Total cost of sales	$62,145	$87,687

The following table provides a reconciliation of cash cost of production to the Diavik Diamond Mine’s cost of sales disclosed for the years ended January 31, 2015 and 2014.

(expressed in thousands of United States dollars)
(unaudited)	2015	2014
Diavik cash cost of production	$148,552	$162,648
Private royalty	6,560	6,217
Other cash costs	3,639	3,988
Total cash cost of production	158,751	172,853
Depreciation and amortization	86,880	84,888
Total cost of production	245,631	257,741
Adjusted for stock movements	4,118	181
Total cost of sales	$249,749	$257,922

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the three months ended January 31, 2015 and 2014.

(expressed in thousands of United States dollars)	Three months ended	Three months ended
(unaudited)	January 31, 2015	January 31, 2014
Ekati cash cost of production	$95,714	$101,320
Other cash costs	1,131	1,055
Total cash cost of production	96,845	102,375
Depreciation and amortization	29,257	29,808
Total cost of production	126,102	132,183
Adjusted for stock movements	(8,434)	(17,843)
Total cost of sales	$117,668	$114,340

The following table provides a reconciliation of cash cost of production to the Ekati Diamond Mine’s cost of sales disclosed for the year ended January 31, 2015 and the period from April 10, 2013 to January 31, 2014.

(expressed in thousands of United States dollars)		April 10, 2013 to
(unaudited)	2015	January 31, 2014
Ekati cash cost of production	$349,063	$303,902
Other cash costs	4,201	167,794
Total cash cost of production	353,264	471,696
Depreciation and amortization	131,191	87,767
Total cost of production	484,455	559,463
Adjusted for stock movements	(48,517)	(166,515)
Total cost of sales	$435,938	$392,948

EBITDA and EBITDA Margin

The term EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-IFRS financial measure, which is defined as sales minus cost of sales and selling, general and administrative expenses, meaning it represents operating profit before depreciation and amortization. EBITDA margin is calculated by dividing EBITDA by total sales for the period.

Management believes that EBITDA and EBITDA margin are important indicators commonly reported and widely used by investors and analysts as an indicator of the Company’s operating performance and ability to incur and service debt, and also as a valuation metric. The intent of EBITDA and EBITDA margin is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate EBITDA and EBITDA margin differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Operating profit from continuing operations	$51,568	$67,481	$46,468	$30,694	$21,016	$4,509	$15,661	$10,459	$196,209	$51,645
Depreciation and amortization	44,067	47,898	63,164	38,885	55,228	31,978	32,644	20,211	194,016	140,061
EBITDA from continuing operations	$95,635	$115,379	$109,632	$69,579	$76,244	$36,487	$48,305	$30,670	$390,225	$191,706

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

DIAVIK DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Operating profit	$18,071	$26,934	$27,215	$25,468	$30,404	$11,765	$21,530	$25,918	$97,685	$89,619
Depreciation and amortization	22,101	20,336	27,435	18,389	28,885	12,434	21,768	19,906	88,262	82,993
EBITDA from continuing operations	$40,172	$47,270	$54,650	$43,857	$59,289	$24,199	$43,298	$45,824	$185,947	$172,612

EKATI DIAMOND MINE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Operating profit (loss)	$40,833	$47,043	$26,851	$9,924	$(1,513)	$(1,332)	$7,102	$(246)	$124,653	$4,010
Depreciation and amortization	21,655	27,269	35,438	20,154	25,892	19,166	10,513	–	104,516	55,572
EBITDA from continuing operations	$62,488	$74,312	$62,289	$30,078	$24,379	$17,834	$17,615	$(246)	$229,169	$59,582

CORPORATE SEGMENT
(expressed in thousands of United States dollars)
(quarterly results are unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total

Operating profit (loss)	$(7,336)	$(6,496)	$(7,598)	$(4,698)	$(7,875)	$(5,924)	$(12,971)	$(15,213)	$(26,129)	$(41,983)
Depreciation and amortization	311	293	291	342	451	378	363	305	1,238	1,496
EBITDA from continuing operations	$(7,025)	$(6,203)	$(7,307)	$(4,356)	$(7,424)	$(5,546)	$(12,608)	$(14,908)	$(24,891)	$(40,487)

Free Cash Flow and Free Cash Flow per Share
The term free cash flow is a non-IFRS measure, which is defined as cash provided from (used in) operating activities, less sustaining capital expenditures and less development capital expenditure. Free cash flow per share is calculated by dividing free cash flow by the weighted average fully diluted shares outstanding.

Management believes that free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash. The intent of free cash flow and free cash flow per share is to provide additional useful information to investors and analysts and such measures do not have any standardized meaning under IFRS. These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other issuers may calculate free cash flow and free cash flow per share differently.

CONSOLIDATED
(expressed in thousands of United States dollars)
(unaudited)

	2015	2015	2015	2015	2014	2014	2014	2014	2015	2014
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Total	Total
Cash provided from (used in) operating activities	$134,550	$70,539	$94,023	$23,420	$52,907	$6,580	$105,140	$(9,463)	$322,532	$155,164
Sustaining capital expenditure	$(17,786)	$(15,658)	$(14,355)	$(18,996)	$(9,663)	$(14,371)	$(14,486)	$(19,717)	$(66,794)	$(58,238)
Free cash flow before development	$116,764	$54,881	$79,668	$4,424	$43,244	$(7,791)	$90,654	$(29,180)	$255,738	$96,926
Development capital expenditure(i)	(9,034)	(7,072)	(24,040)	(32,859)	(12,813)	(20,815)	(19,298)	–	(73,005)	(52,926)
Free cash flow	$107,730	$47,809	$55,628	$(28,435)	$30,431	$(28,606)	$71,356	$(29,180)	$182,733	$44,000

(i) Development capital expenditure is calculated net of proceeds from pre-production sales.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Sustaining Capital Expenditure
Sustaining capital expenditure is generally defined as expenditures that support the ongoing operations of the assets or business without any associated increase in capacity, life of assets or future earnings. This measure is used by management and investors to assess the extent of non-discretionary capital spending being incurred by the Company each period.

Development Capital Expenditure
Development capital expenditure is generally defined as capital expenditures that expand existing capacity, increase life of assets and/or increase future earnings. This measure is used by management and investors to assess the extent of discretionary capital spending being undertaken by the Company each period.

Risks and Uncertainties
The Company is subject to a number of risks and uncertainties as a result of its operations. In addition to the other information contained in this MD&A and the Company’s other publicly filed disclosure documents, readers should give careful consideration to the following risks, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Nature of Mining
The Company’s mining operations are subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface and underground conditions, processing problems, equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Particularly with underground mining operations, inherent risks include variations in rock structure and strength as it impacts on mining method selection and performance, de-watering and water handling requirements, achieving the required crushed rock-fill strengths, and unexpected local ground conditions. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, collapses, flooding or other conditions, may be encountered during mining. Such risks could result in personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays, suspensions or permanent reductions in mining production; monetary losses; and possible legal liability.

The Company’s mineral properties, because of their remote northern location and access only by winter road or by air, are subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and increased transportation costs due to the late opening and/or early closure of the winter road. Such factors can add to the cost of mine development, production and operation and/or impair production and mining activities, thereby affecting the Company’s profitability.

Nature of Interest in Diavik Diamond Mine
DDDLP holds an undivided 40% interest in the assets, liabilities and expenses of the Diavik Diamond Mine and the Diavik group of mineral claims. The Diavik Diamond Mine and the exploration and development of the Diavik group of mineral claims is a joint arrangement between DDMI (60%) and DDDLP (40%), and is subject to the risks normally associated with the conduct of joint ventures and similar joint arrangements. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Diamond Mine and the Diavik group of mineral claims, including the inability to control the timing and scope of capital expenditures, and risks that DDMI may change the mine plan. By virtue of DDMI’s 60% interest in the Diavik Diamond Mine, it has a controlling vote in all Diavik Joint Venture management decisions respecting the development and operation of the Diavik Diamond Mine and the development of the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and therefore is able to impose capital expenditure requirements on DDDLP that the Company may not have sufficient cash to meet. A failure to meet capital expenditure requirements imposed by DDMI could result in DDDLP’s interest in the Diavik Diamond Mine and the Diavik group of mineral claims being diluted.

Diamond Prices and Demand for Diamonds
The profitability of the Company is dependent upon the Company’s mineral properties and the worldwide demand for and price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Cash Flow and Liquidity
The Company’s liquidity requirements fluctuate from quarter to quarter and year to year depending on, among other factors, the seasonality of production at the Company’s mineral properties, the seasonality of mine operating expenses, exploration expenses, capital expenditure programs, the number of rough diamond sales events conducted during the quarter, and the volume, size and quality distribution of rough diamonds delivered from the Company’s mineral properties and sold by the Company in each quarter. The Company’s principal working capital needs include investments in inventory, prepaid expenses and other current assets, and accounts payable and income taxes payable. There can be no assurance that the Company will be able to meet each or all of its liquidity requirements. A failure by the Company to meet its liquidity requirements could result in the Company failing to meet its planned development objectives, or in the Company being in default of a contractual obligation, each of which could have a material adverse effect on the Company’s business prospects or financial condition.

Economic Environment
The Company’s financial results are tied to the global economic conditions and their impact on levels of consumer confidence and consumer spending. The global markets have experienced the impact of a significant US and international economic downturn since autumn 2008. A return to a recession or a weak recovery, due to recent disruptions in financial markets in the United States, the Eurozone or elsewhere, budget policy issues in the United States, political upheavals in the Middle East and Ukraine, and economic sanctions against Russia, could cause the Company to experience revenue declines due to deteriorated consumer confidence and spending, and a decrease in the availability of credit, which could have a material adverse effect on the Company’s business prospects or financial condition. The credit facilities essential to the diamond polishing industry are largely underwritten by European banks that are currently under stress. The withdrawal or reduction of such facilities could also have a material adverse effect on the Company’s business prospects or financial condition. The Company monitors economic developments in the markets in which it operates and uses this information in its continuous strategic and operational planning in an effort to adjust its business in response to changing economic conditions.

Synthetic Diamonds
Synthetic diamonds are diamonds that are produced by artificial processes (e.g., laboratory grown), as opposed to natural diamonds, which are created by geological processes. An increase in the acceptance of synthetic gem-quality diamonds could negatively affect the market prices for natural stones. Although significant questions remain as to the ability of producers to produce synthetic diamonds economically within a full range of sizes and natural diamond colours, and as to consumer acceptance of synthetic diamonds, synthetic diamonds are becoming a larger factor in the market. Should synthetic diamonds be offered in significant quantities or consumers begin to readily embrace synthetic diamonds on a large scale, demand and prices for natural diamonds may be negatively affected. Additionally, the presence of undisclosed synthetic diamonds in jewelry would erode consumer confidence in the natural product and negatively impact demand.

Currency Risk
Currency fluctuations may affect the Company’s financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company reports its financial results in US dollars, a majority of the costs and expenses of the Company’s mineral properties are incurred in Canadian dollars. Further, the Company has a significant deferred income tax liability that has been incurred and will be payable in Canadian dollars. The Company’s currency exposure relates to expenses and obligations incurred by it in Canadian dollars. From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency exposure.

Licences and Permits
The Company’s mining operations require licences and permits from the Canadian and Northwest Territories governments, and the process for obtaining and renewing such licences and permits often takes an extended period of time and is subject to numerous delays and uncertainties. Such licences and permits are subject to change in various circumstances. Failure to comply with applicable laws and regulations may result in injunctions, fines, criminal liability, suspensions or revocation of permits and licences, and other penalties. There can be no assurance that DDMI, as the operator of the Diavik Diamond Mine, or the Company has been or will be at all times in compliance with all such laws and regulations and with their applicable licences and permits, or that DDMI or the Company will be able to obtain on a timely basis or maintain in the future all necessary licences and permits that may be required to explore and develop their properties, commence construction or operation of mining facilities and projects under development, or to maintain continued operations.

Regulatory and Environmental Risks
The operations of the Company’s mineral properties are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation or changes in enforcement policies under existing laws and regulations could have a material adverse effect on the Company by increasing costs and/or causing a reduction in levels of production from the Company’s mineral properties.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent that the Company’s operations are subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

The environmental agreements relating to the Diavik Diamond Mine and the Ekati Diamond Mine require that security be provided to cover estimated reclamation and remediation costs. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits in respect of the Diavik Diamond Mine by posting letters of credit, of which DDDLP’s share as at January 31, 2015 was $51 million based on its 40% ownership interest in the Diavik Diamond Mine. The Company does not expect that the operator of the Diavik Joint Venture will continue its practice of posting letters of credit in fulfillment of this obligation. Accordingly, the Company expects that DDDLP will be required to post its proportionate share of such security directly, which would result in additional constraints on liquidity. In June 2013, the Wek’èezhìi Land and Water Board (“WLWB”) adjusted the total reclamation liability for the Ekati Diamond Mine (inclusive of the Sable property) to reflect the revised Interim Closure and Reclamation Plan, and this liability is currently set at CDN $264 million. On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. Letters of credit in the amount of CDN $44 million are currently held by the Government of the Northwest Territories as security under the environmental agreement relating to the Ekati Diamond Mine. The letters of credit held under the environmental agreement for the Ekati Diamond Mine continue to be held by the Government of the Northwest Territories pending completion of a review by the Government of the Northwest Territories of duplication between this security and the security required under the Water Licence. The Company also has provided a guarantee of CDN $20 million for other obligations under the environmental agreement for the Ekati Diamond Mine.

The reclamation and remediation plans for the Ekati Diamond Mine and the Diavik Diamond Mine, as well as the costs of such plans, are subject to periodic regulatory review, which could result in an increase to the amount of security required to be posted in connection with the operation of each of the Ekati Diamond Mine and the Diavik Diamond Mine. This could result in additional constraints on liquidity.

Climate Change
The Canadian government has established a number of policy measures in response to concerns relating to climate change. While the impact of these measures cannot be quantified at this time, the likely effect will be to increase costs for fossil fuels, electricity and transportation; restrict industrial emission levels; impose added costs for emissions in excess of permitted levels; and increase costs for monitoring and reporting. Compliance with these initiatives could have a material adverse effect on the Company’s results of operations.

Resource and Reserve Estimates
The Company’s figures for mineral resources and ore reserves are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Estimates made at a given time may change significantly in the future when new information becomes available. The Company expects that its estimates of reserves will change to reflect updated information as well as to reflect depletion due to production. Reserve estimates may be revised upward or downward based on the results of current and future drilling, testing or production levels, and on changes in mine design. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Company’s mineral properties may render the mining of ore reserves uneconomical. Any material changes in the quantity of mineral reserves or resources or the related grades may affect the economic viability of the Company’s mining operations and could have a material adverse effect on the Company’s business, financial condition, results of operations or prospects.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources will be upgraded to proven and probable ore reserves. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.

Insurance
The Company’s business is subject to a number of risks and hazards, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of diamonds held as inventory or in transit, changes in the regulatory environment, and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Company’s mineral properties, personal injury or death, environmental damage to the Company’s mineral properties, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Company’s mineral properties and the Company’s operations, the insurance in place will not cover all potential risks. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Fuel Costs
The expected fuel needs for the Company’s mineral properties are purchased periodically during the year for storage, and transported to the mine site by way of the winter road. These costs will increase if transportation by air freight is required due to a shortened “winter road season” or unexpected high fuel usage.

The cost of the fuel purchased is based on the then prevailing price and expensed into operating costs on a usage basis. The Company’s mineral properties currently have no hedges for their future anticipated fuel consumption.

Reliance on Skilled Employees
Production at the Company’s mineral properties is dependent upon the efforts of certain skilled employees. The loss of these employees or the inability to attract and retain additional skilled employees may adversely affect the level of diamond production.

The Company’s success in marketing rough diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company’s inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Labour Relations
The Company is party to a collective bargaining agreement at its Ekati Diamond Mine operation which was due to expire on August 31, 2014. The Company entered into negotiations on August 6, 2014 and on August 26, 2014. A Memorandum of Understanding was signed which suspended negotiations until the latter part of February 2015 and continued unchanged all provisions in the current collective bargaining agreement. The Company is currently in active negotiations with the union. If the Company is ultimately unable to renew this agreement, or if the terms of any such renewal are materially adverse to the Company, then this could result in work stoppages and other labour disruptions, or otherwise materially impact the Company, all of which could have a material adverse effect on the Company’s business, results from operations and financial condition.

Disclosure Controls and Procedures
The Company has designed a system of disclosure controls and procedures to provide reasonable assurance that material information relating to Dominion Diamond Corporation, including its consolidated subsidiaries, is made known to management of the Company by others within those entities, particularly during the period in which the Company’s annual filings are being prepared. In designing and evaluating the disclosure controls and procedures, the management of the Company recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. The management of Dominion Diamond Corporation was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. The results of the inherent limitations in all control systems mean no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

The management of Dominion Diamond Corporation has evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of the end of the period covered by the Annual Report. Based on that evaluation, management has concluded that these disclosure controls and procedures, as defined in Canada by Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”), are effective as of January 31, 2015, to ensure that information required to be disclosed in reports that the Company will file or submit under Canada securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Internal Controls over Financial Reporting
The certifying officers of the Company have designed a system of internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS and the requirements of the US Securities and Exchange Commission, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, including its consolidated subsidiaries.

Management has evaluated the effectiveness of internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as of January 31, 2015.

Changes in Internal Controls over Financial Reporting
During the fiscal year 2015, there were no changes in the Company’s disclosure controls and procedures or internal controls over financial reporting that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures or internal control over financial reporting.

Critical Accounting Estimates
Management is often required to make judgments, assumptions and estimates in the application of IFRS that have a significant impact on the financial results of the Company. Certain policies are more significant than others and are, therefore, considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application, or if they result from a choice between accounting alternatives and that choice has a material impact on the Company’s financial performance or financial position.

Mineral Reserves, Mineral Properties and Exploration Costs
The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body. Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied, and depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

Impairment of Long-lived Assets
The Company assesses each cash-generating unit at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine Rehabilitation and Site Restoration Provision
Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation that is probable and capable of reliable estimation.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension Benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. Additional information is disclosed in note 13 to the annual audited financial statements for the year ended January 31, 2015.

Changes in Accounting Policies

(a)	New Accounting Standards Effective in 2014

IFRIC 21 – Levies

In May 2013, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on its consolidated financial statements upon its adoption on February 1, 2014.

(b)	New Accounting Standards Issued but Not Yet Effective

IFRS 9 – Financial Instruments

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010; they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (“OCI”) rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

In July 2014, the IASB issued the final version of IFRS 9. This standard is effective for annual periods beginning on or after January 1, 2018; however, early adoption of the new standard is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

IFRS 15 – Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

Outstanding Share Information

As at April 20, 2015
Authorized	Unlimited
Issued and outstanding shares	85,170,730
Options outstanding	3,299,978
Fully diluted	88,470,708

Additional Information
Additional information relating to the Company, including the Company’s most recently filed Annual Information Form, can be found on SEDAR at www.sedar.com, and is also available on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Financial Table of Contents

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Management’s Responsibility for Financial Information

The consolidated financial statements and the information contained in the Annual Report have been prepared by the management of the Company. The financial statements have been prepared in accordance with International Financial Reporting Standards.

The consolidated financial statements and information in the MD&A necessarily include amounts based on informed judgments and estimates of the expected effects of current events and transactions with appropriate consideration to materiality. The MD&A also includes information regarding the impact of current transactions and events, sources of liquidity and capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from the present assessment of this information because future events and circumstances may not occur as expected.

In meeting management’s responsibility for the reliability and timeliness of financial information, management maintains and relies on a comprehensive system of internal control and internal audit, including organizational and procedural controls, disclosure controls and procedures and internal control over financial reporting. The system of internal control includes written communication of policies and procedures governing corporate conduct and risk management; comprehensive business planning; effective segregation of duties; delegation of authority and personal accountability; escalation of relevant information for decisions regarding public disclosure; careful selection and training of personnel; and regular updating of accounting policies. These controls and audits are designed to provide reasonable assurance that the financial records are reliable for preparing financial statements and other financial information, assets are safeguarded against unauthorized use or disposition, liabilities are recognized, and Dominion Diamond Corporation is in compliance with all regulatory requirements.

The Company’s independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

The Board of Directors’ Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

BRENDAN BELL	RON CAMERON
ACTING CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Independent Auditors’ Report of Registered Public Accounting Firm

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited the accompanying consolidated financial statements of Dominion Diamond Corporation, which comprise the consolidated balance sheets as at January 31, 2015 and January 31, 2014, the consolidated statements of income, comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dominion Diamond Corporation as at January 31, 2015 and January 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2015, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 20, 2015 expressed an unqualified (unmodified) opinion on the effectiveness of Dominion Diamond Corporation’s internal control over financial reporting.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 20, 2015

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Shareholders and Board of Directors of Dominion Diamond Corporation

We have audited Dominion Diamond Corporation’s internal control over financial reporting as of January 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Dominion Diamond Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, appearing under the heading Internal Control over Financial Reporting in Management’s Discussion and Analysis for the year ended January 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Dominion Diamond Corporation maintained, in all material respects, effective internal control over financial reporting as of January 31, 2015, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Dominion Diamond Corporation as of January 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the two-year period ended January 31, 2015, and our report dated April 20, 2015 expressed an unqualified (unmodified) opinion on those consolidated financial statements.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
April 20, 2015

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Balance Sheets
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	January 31, 2015	January 31, 2014
ASSETS
Current assets
Cash and cash equivalents (note 4)	$457,934	$224,778
Accounts receivable (note 5)	13,717	20,879
Inventory and supplies (note 6)	469,641	440,853
Other current assets	31,071	27,156
	972,363	713,666
Property, plant and equipment (note 9)	1,393,918	1,469,557
Restricted cash (note 4)	34,607	113,612
Other non-current assets (note 11)	20,470	4,737
Deferred income tax assets (note 14)	6,000	3,078
Total assets	$2,427,358	$2,304,650

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables (note 12)	$99,242	$103,653
Employee benefit plans (note 13)	4,237	3,643
Income taxes payable (note 14)	105,199	33,442
Current portion of loans and borrowings (note 19)	11,308	794
	219,986	141,532
Loans and borrowings (note 19)	33,985	3,504
Deferred income tax liabilities (note 14)	229,287	242,563
Employee benefit plans (note 13)	13,715	14,120
Provisions (note 15)	452,477	430,968
Total liabilities	949,450	832,687
Equity
Share capital (note 16)	508,573	508,523
Contributed surplus	25,855	23,033
Retained earnings	836,201	775,419
Accumulated other comprehensive income	(6,957)	(2,447)
Total shareholders’ equity	1,363,672	1,304,528
Non-controlling interest	114,236	167,435
Total equity	1,477,908	1,471,963
Total liabilities and equity	$2,427,358	$2,304,650

The accompanying notes are an integral part of these consolidated financial statements.

ON BEHALF OF THE BOARD:

DANIEL JARVIS	MANUEL LINO SILVA DE SOUSA-OLIVEIRA
DIRECTOR	DIRECTOR

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Statements of Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT PER SHARE AMOUNTS)

	2015	2014
Sales	$915,753	$751,942
Cost of sales	685,685	650,872
Gross margin	230,068	101,070
Selling, general and administrative expenses	33,859	49,425
Operating profit (note 17)	196,209	51,645
Finance expenses	(13,993)	(27,352)
Exploration costs	(25,359)	(14,550)
Finance and other income	4,962	3,153
Foreign exchange gain (loss)	4,255	(8,879)
Profit before income taxes	166,074	4,017
Current income tax expense (note 14)	116,019	40,399
Deferred income tax recovery (note 14)	(22,113)	(4,894)
Net profit (loss) from continuing operations	72,168	(31,488)
Net profit from discontinued operations (note 7)	–	502,656
Net profit	$72,168	$471,168
Net profit (loss) from continuing operations attributable to
Shareholders	$66,187	$(22,975)
Non-controlling interest	5,981	(8,513)
Net profit (loss) attributable to
Shareholders	$66,187	$479,681
Non-controlling interest	5,981	(8,513)
Earnings (loss) per share from continuing operations (note 18)
Basic	$0.78	$(0.27)
Diluted	0.77	(0.27)
Earnings per share
Basic	0.78	5.64
Diluted	0.77	5.59
Weighted average number of shares outstanding	85,132,254	85,019,802

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Statements of Comprehensive Income
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2015	2014
Net profit	$72,168	$471,168
Other comprehensive income
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of $nil)	(2,402)	(12,228)
Items that will not be reclassified to profit
Actuarial (loss) gain on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2015; 2014 – tax expense of $1.5 million)	(2,108)	3,424
Other comprehensive loss, net of tax	(4,510)	(8,804)
Total comprehensive income	$67,658	$462,364
Comprehensive income (loss) from continuing operations	$67,658	$(29,686)
Comprehensive income from discontinued operations	–	492,050

Comprehensive income (loss) attributable to Shareholders	$61,677	$470,877
Non-controlling interest	5,981	(8,513)

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Statements of Changes in Equity
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2015	2014
Common shares:
Balance at beginning of period	$508,523	$508,007
Issued during the period	50	516
Balance at end of period	508,573	508,523
Contributed surplus:
Balance at beginning of period	23,033	20,387
Stock-based compensation expense	2,835	2,646
Exercise of stock options	(13)	–
Balance at end of period	25,855	23,033
Retained earnings:
Balance at beginning of period	775,419	295,738
Net profit attributable to common shareholders	66,187	479,681
Acquisition of additional interest in Ekati	(5,405)	–
Balance at end of period	836,201	775,419
Accumulated other comprehensive income:
Balance at beginning of period	(2,447)	6,357
Items that may be reclassified to profit
Net loss on translation of net foreign operations (net of tax of $nil)	(2,402)	(12,228)
Items that will not be reclassified to profit
Actuarial gain (loss) on employee benefit plans (net of tax recovery of $0.9 million for the year ended January 31, 2015; 2014 – tax expense of $1.5 million)	(2,108)	3,424
Balance at end of period	(6,957)	(2,447)
Non-controlling interest:
Balance at beginning of period	167,435	763
Net profit (loss) attributed to non-controlling interest	5,981	(8,513)
Acquisition of interest in Ekati	(71,074)	163,776
Contributions made by minority partners	11,894	11,409
Balance at end of period	114,236	167,435
Total equity	$1,477,908	$1,471,963

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Consolidated Statements of Cash Flows
(EXPRESSED IN THOUSANDS OF UNITED STATES DOLLARS)

	2015	2014
Cash provided by (used in)
OPERATING
Net profit	$72,168	$471,168
Depreciation and amortization	194,016	140,061
Deferred income tax recovery	(22,113)	(4,894)
Current income tax expense	116,019	40,399
Finance expenses	13,993	27,351
Stock-based compensation	2,835	2,646
Other non-cash items	(1,597)	(22)
Foreign exchange (gain) loss	(4,618)	10,166
Loss (gain) on disposition of assets	(1,863)	362
Change in non-cash operating working capital, excluding taxes and finance expenses	(15,960)	6,320
Cash provided from operating activities	352,880	693,557
Interest paid	(1,168)	(6,383)
Income and mining taxes paid	(29,180)	(29,354)
Cash provided from operating activities – continuing operations	322,532	657,820
Cash provided from (used in) operating activities – discontinued operations	–	(502,656)
Net cash from operating activities	322,532	155,164
FINANCING
Decrease in loans and borrowings	(797)	(789)
Acquisition of additional interest in Ekati	(27,512)	–
Decrease in revolving credit	–	(1,128)
Repayment of senior secured credit facility	–	(50,000)
Contributed from non-controlling interest	21,269	2,414
Issue of common shares, net of issue costs	34	516
Cash used in financing activities	(7,006)	(48,987)
INVESTING
Acquisition of Ekati	–	(490,925)
Proceeds from sale of assets	3,725	–
Decrease (increase) in restricted cash	66,391	(113,612)
Net proceeds from pre-production sales	28,469	11,114
Purchase of property, plant and equipment	(168,268)	(122,278)
Net proceeds from sale of property, plant and equipment	2,216	1,911
Other non-current assets	589	(2,981)
Cash used in investing activities – continuing operations	(66,878)	(716,771)
Cash provided from investing activities – discontinued operations	–	746,738
Cash (used in) provided from investing activities	(66,878)	29,967
Foreign exchange effect on cash balances	(15,492)	(15,679)
Increase in cash and cash equivalents	233,156	120,465
Cash and cash equivalents, beginning of period	224,778	104,313
Cash and cash equivalents end of period	$457,934	$224,778
Change in non-cash operating working capital, excluding taxes and finance expenses
Accounts receivable	343	(2,532)
Inventory and supplies	(26,627)	9,758
Other current assets	(3,939)	2,850
Trade and other payables	13,204	(5,164)
Employee benefit plans	1,059	1,408
	$(15,960)	$6,320

The accompanying notes are an integral part of these consolidated financial statements.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Notes to Consolidated Financial Statements
JANUARY 31, 2015 WITH COMPARATIVE FIGURES
(TABULAR AMOUNTS IN THOUSANDS OF UNITED STATES DOLLARS, EXCEPT AS OTHERWISE NOTED)

Note 1:
Nature of Operations

Dominion Diamond Corporation (the “Company”) is focused on the mining and marketing of rough diamonds to the global market.

The Company is incorporated and domiciled in Canada and its shares are publicly traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “DDC”. The address of its registered office is Toronto, Ontario.

The Company has ownership interests in the Diavik and the Ekati group of mineral claims. The Diavik Joint Venture (the “Diavik Joint Venture”) is an unincorporated joint arrangement between Diavik Diamond Mines (2012) Inc. (“DDMI”) (60%) and Dominion Diamond Diavik Limited Partnership (“DDDLP”) (40%) where DDDLP holds an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Diamond Mine. DDMI is the operator of the Diavik Diamond Mine. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and DDDLP is a wholly owned subsidiary of Dominion Diamond Corporation. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

The Ekati Diamond Mine consists of the Core Zone, which includes the current operating mine and other permitted kimberlite pipes, as well as the Buffer Zone, an adjacent area hosting kimberlite pipes having both development and exploration potential. The Company owns an 88.9% interest in the Core Zone and a 65.3% interest in the Buffer Zone (see note 8). The Company controls and consolidates the Ekati Diamond Mine; minority shareholders are presented as non-controlling interests within the consolidated financial statements.

Note 2:
Basis of Preparation

(a)	Statement of compliance

These consolidated financial statements (“financial statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These financial statements were prepared on a going concern basis under the historical cost method except for certain financial assets and liabilities, which are measured at fair value. The significant accounting policies are presented in note 3 and have been consistently applied in each of the periods presented.

(b)	Currency of presentation

These consolidated financial statements are expressed in United States dollars, which is the functional currency of the Company. All financial information presented in United States dollars has been rounded to the nearest thousand.

(c)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 3:
Significant Accounting Policies
The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, and have been applied consistently by Company entities.

(a)	Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at January 31, 2015. Subsidiaries are fully consolidated from the date of acquisition or creation, being the date on which the Company obtains control, and continue to be consolidated until the date that such control ceases. The financial statements of the Company’s subsidiaries are prepared for the same reporting period as the parent company, using consistent accounting policies. All intercompany balances, income and expenses, and unrealized gains and losses resulting from intercompany transactions are eliminated in full. For partly owned subsidiaries, the net assets and net earnings attributable to minority shareholders are presented as non-controlling interests within the consolidated financial statements.

Interest in Diavik Joint Venture

DDDLP has an undivided 40% ownership interest in the assets, liabilities and expenses of the Diavik Joint Venture. The Company records its interest in the assets, liabilities and expenses of the Diavik Joint Venture in its consolidated financial statements with a one-month lag. The accounting policies described below include those of the Diavik Joint Venture.

Interest in Ekati Diamond Mine

Dominion Diamond Ekati Corporation has an 88.9% ownership interest in the Core Zone and Dominion Diamond Resources Corporation has a 65.3% interest in the Buffer Zone. The Company controls and consolidates the Ekati Diamond Mine and minority shareholders are presented as non-controlling interest (11.1% in the Core Zone and 34.7% in the Buffer Zone) within the consolidated financial statements.

(b)	Revenue

Sales of rough diamonds are recognized when significant risks and rewards of ownership are transferred to the customer, the amount of sales can be measured reliably and the receipts of future economic benefits are probable. Sales are measured at the fair value of the consideration received or receivable and after eliminating sales within the Company.

(c)	Cash and cash equivalents
Cash and cash equivalents consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 90 days), and are carried at fair value.

(d)	Trade accounts receivable
Trade accounts receivable are recorded at the invoiced amount and generally do not bear interest.

(e)	Inventory and supplies
Rough diamond inventory is recorded at the lower of cost and net realizable value. Cost is determined on a weighted average cost basis including production costs and value-added processing activity.

Supplies inventory is recorded at the lower of cost and net realizable value. Supplies inventory includes consumables and spare parts maintained at the Diavik Diamond Mine, Ekati Diamond Mine and at the Company’s sorting and distribution facility locations. Costs are determined on a weighted average cost basis.

Stockpiled ore represents coarse ore that has been extracted from the mine and is stored for future processing. Stockpiled ore value is based on the costs incurred (including depreciation and amortization) in bringing the ore to the stockpile. Costs are added to the stockpiled ore based on current mining costs per tonne and are removed at the average cost per tonne of ore in the stockpile.

Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs of selling the final product. In order to determine net realizable value, the carrying amount of obsolete and slow-moving items is written down on a basis of an estimate of their future use or realization. A write-down is made when the carrying amount is higher than net realizable value.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(f)	Assets held for sale and discontinued operations

A discontinued operation represents a separate major line of business that either has been disposed of or is classified as held for sale. Classification as held for sale applies when an asset’s carrying value will be recovered principally through a sale transaction rather than through continuing use, it is available for immediate sale in its present condition and its sale is highly probable. Results for assets held for sale are disclosed separately as net profit from discontinued operations in the consolidated statements of income and comparative periods are reclassified accordingly.

(g)	Business combination and goodwill

Acquisitions of businesses are accounted for using the purchase method of accounting whereby all identifiable assets and liabilities are recorded at their fair value as at the date of acquisition. Any excess purchase price over the aggregate fair value of identifiable net assets is recorded as goodwill. Goodwill is identified and allocated to cash-generating units (“CGU”), or groups of CGUs, that are expected to benefit from the synergies of the acquisition. A CGU to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the CGU may be impaired. For goodwill arising on acquisition in a financial year, the CGU to which goodwill has been allocated is tested for impairment before the end of that financial year.

When the recoverable amount of a CGU is less than the carrying amount of that CGU, the impairment loss is first allocated to reduce the carrying amount of any goodwill allocated to that CGU, and then to the other assets of that CGU pro rata on the basis of the carrying amount of each asset in the CGU. Any impairment loss for goodwill is recognized directly in the consolidated statement of income. An impairment loss recorded on goodwill is not reversed in subsequent periods.

(h)	Exploration, evaluation and development expenditures

Exploration and evaluation activities include: acquisition of rights to explore; topographical, geological, geochemical and geophysical studies; exploratory drilling; trenching and sampling; and activities involved in evaluating the technical feasibility and commercial viability of extracting mineral resources. Mineral exploration is expensed as incurred. Exploration and evaluation costs are only capitalized when the activity relates to proven and probable reserves and the Company concludes that the technical feasibility and commercial viability of extracting the mineral resource has been demonstrated and the future economic benefits are probable. In making this determination, the extent of exploration, as well as the degree of confidence in the mineral resource is considered. Capitalized exploration and evaluation expenditures are recorded as a component of property, plant and equipment. Recognized exploration and evaluation assets will be assessed for impairment when specific facts and circumstances suggest that the carrying amount may exceed its recoverable amount.

Once development is sanctioned, any capitalized exploration and evaluation costs are tested for impairment and reclassified to mineral property assets within property, plant and equipment. All subsequent development expenditure is capitalized, net of any proceeds from pre- production sales.

(i)	Commencement of commercial production

There are a number of quantitative and qualitative measures the Company considers when determining if conditions exist for the transition from pre-commercial production to commencement of commercial production of an operating mine, which include:

•	all major capital expenditures have been completed to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management;
•	mineral recoveries are at or near expected production levels; and
•	the ability to sustain ongoing production of ore.

This list of measures is not exhaustive and management takes into account the surrounding circumstances before making any specific decision.

(j)	Property, plant and equipment

Items of property, plant and equipment are measured at cost, less accumulated depreciation and accumulated impairment losses. The initial cost of an asset comprises its purchase price and construction cost, any costs directly attributable to bringing the asset into operation, including stripping costs incurred in open pit development before production commences, the initial estimate of the site restoration obligation, and for qualifying assets, borrowing costs. The purchase price or construction cost is the aggregate amount paid and the fair value of any other consideration given to acquire the asset.

When parts of an item of property, plant and equipment have different useful lives, the parts are accounted for as separate items (major components) of property, plant and equipment.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from the disposal with the carrying amount of property, plant and equipment and are recognized within cost of sales or selling, general and administrative expenses.

(i)	DEPRECIATION

Depreciation commences when the asset is available for use. Depreciation is charged so as to write off the depreciable amount of the asset to its residual value over its estimated useful life, using a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Company.

The unit-of-production method is applied to a substantial portion of the Diavik Diamond Mine and Ekati Diamond Mine property, plant and equipment, and, depending on the asset, is based on either tonnes of material processed or carats of diamonds recovered during the period relative to the estimated proven and probable ore reserves of the ore deposit being mined, or to the total ore deposit. Other property, plant and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets which are as follows:

Asset	Estimated useful life (years)
Buildings	10–40
Machinery and mobile equipment	3–10
Computer equipment and software	3
Furniture, fixtures and equipment	2–10
Leasehold and building improvements	Up to 20

Depreciation for mine related assets is charged to mineral properties during the pre-commercial production stage.

Upon the disposition of an asset, the accumulated depreciation and accumulated impairment losses are deducted from the original cost, and any gain or loss is reflected in current net profit or loss.

Depreciation methods, useful lives and residual values are reviewed at each financial year end and adjusted if appropriate. The impact of changes to the estimated useful lives or residual values is accounted for prospectively.

(ii)	STRIPPING COSTS

Mining costs associated with stripping activities in an open pit mine are expensed unless the stripping activity can be shown to represent a betterment to the mineral property, in which case the stripping costs would be capitalized and included in deferred mineral property costs within mining assets.

IFRIC 20 specifies the accounting for costs associated with waste removal (stripping) during the production phase of a surface mine. When the benefit from the stripping activity is realized in the current period, the stripping costs are accounted for as the cost of inventory. When the benefit is the improved access to ore in future periods, the costs are recognized as a mineral property asset, if improved access to the ore body is probable, the component of the ore body can be accurately identified and the cost associated with improving the access can be reliably measured. If these conditions are not met, the costs are expensed to the consolidated statement of operations as incurred. After initial recognition, the stripping activity asset is depreciated on a systematic basis (unit-of-production method) over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity.

(iii)	MAJOR MAINTENANCE AND REPAIRS

Expenditure on major maintenance refits or repairs comprises the cost of replacement assets or parts of assets and overhaul costs. When an asset, or part of an asset that was separately depreciated, is replaced and it is probable that future economic benefits associated with the new asset will flow to the Company through an extended life, the expenditure is capitalized. The unamortized value of the existing asset or part of the existing asset that is being replaced is expensed. Where part of the existing asset was not separately considered as a component, the replacement value is used to estimate the carrying amount of the replaced asset, which is immediately written off. All other day-to-day maintenance costs are expensed as incurred.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(k)	Financial instruments

From time to time, the Company may use a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. For a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. Gains and losses resulting from any ineffectiveness in a hedging relationship are recognized immediately in net profit or loss.

(l)	Provisions

Provisions represent obligations of the Company for which the amount or timing is uncertain. Provisions are recognized when (a) the Company has a present obligation (legal or constructive) as a result of a past event, (b) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (c) a reliable estimate can be made of the amount of the obligation. The expense relating to any provision is included in net profit or loss. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the obligation. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost in net profit or loss.

Mine rehabilitation and site restoration provision

The Company records the present value of estimated costs of legal and constructive obligations required to restore operating locations in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and tailings dams, dismantling operating facilities, closure of plant and waste sites, and restoration, reclamation and re-vegetation of affected areas.

The obligations generally arise when the asset is installed or the ground/environment is disturbed at the production location. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related assets. Over time, the discounted liability is increased/decreased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability. Additional disturbances or changes in rehabilitation costs, including remeasurement from changes in the discount rate, are recognized as additions or charges to the corresponding assets and rehabilitation liability when they occur. The periodic unwinding of the discount is recognized in net profit or loss as a finance cost.

(m)	Foreign currency

Monetary assets and liabilities denominated in foreign currencies are translated to US dollars at exchange rates in effect at the balance sheet date, and non-monetary assets and liabilities are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in net profit or loss.

For certain subsidiaries of the Company where the functional currency is not the US dollar, the assets and liabilities of these subsidiaries are translated at the rate of exchange in effect at the reporting date. Sales and expenses are translated at the rate of exchange in effect at the time of the transactions. Foreign exchange gains and losses are accumulated in other comprehensive income within shareholders’ equity. When a foreign operation is disposed of, in part or in full, the relevant amount in the foreign exchange reserve account is reclassified to net profit or loss as part of profit or loss on disposal.

(n)	Income taxes

Income tax expense comprises current and deferred tax and is recognized in net profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or in other comprehensive income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years. Deferred tax expense is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax expense is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is probable that the related tax benefit will not be realized.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Deferred income and mining tax assets and deferred income and mining tax liabilities are offset, if a legally enforceable right exists to offset current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

The Company classifies foreign exchange differences on deferred tax assets or liabilities in jurisdictions where the functional currency is different from the currency used for tax purposes as income tax expense.

(o)	Stock-based payment transactions
STOCK-BASED COMPENSATION

Grants under the Company’s share-based compensation plans are accounted for in accordance with the fair value method of accounting. For stock option plans that will settle through the issuance of equity, the fair value of stock options is determined on their grant date using a Black-Scholes valuation model and recorded as compensation expense over the period that the award vests, with the corresponding credit to contributed surplus. When option awards vest in instalments over the vesting period, each instalment is accounted for as a separate arrangement. Forfeitures are estimated throughout the vesting period based on past experience and future expectations, and adjusted upon actual option vesting. When stock options are exercised, the proceeds, together with the amount recorded in contributed surplus, are recorded in share capital.

RESTRICTED AND DEFERRED SHARE UNIT PLANS

The Restricted and Deferred Share Unit (“RSU” and “DSU”) Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares. Grants under the RSU Plan are on a discretionary basis to employees of the Company subject to Board of Directors’ approval. Under the prior RSU Plan, each RSU grant vests on the third anniversary of the grant date. Under the 2010 RSU Plan, each RSU grant vests equally over a three-year period. Vesting under both RSU Plans is subject to special rules for death, disability and change in control. Grants under the DSU Plan are awarded to non-executive directors of the Company. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

(p)	Employee pension plans

The Company operates various pension plans. The plans are generally funded through payments to insurance companies or trustee- administered funds determined by periodic actuarial calculations. The Company has both defined benefit and defined contribution plans.

A defined contribution plan is a pension plan under which the employer pays fixed contributions into a separate entity or fund in respect of each member of the plan. These contributions are expensed as incurred. Unless otherwise provided in the plan documentation, the employer has no legal or constructive obligation to pay any further contributions. The benefits each member of the plan will receive are based solely on the amount contributed to the member’s account and any income, expenses, gains and losses attributed to the member’s account.

A defined benefit plan is a pension plan that guarantees a defined amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the balance sheet in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates on high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise. Past service costs are recognized immediately in income.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(q)	Operating leases

Minimum rent payments under operating leases, including any rent-free periods and/or construction allowances, are recognized on a straight-line basis over the term of the lease and included in net profit or loss.

(r)	Impairment of non-financial assets

The carrying amounts of the Company’s non-financial assets other than inventory and deferred taxes are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

The recoverable amount of an asset is the greater of its fair value less costs of disposal and its value in use. In the absence of a binding sales agreement, fair value is estimated on the basis of values obtained from an active market or from recent transactions or on the basis of the best information available that reflects the amount that the Company could obtain from the disposal of the asset. Value in use is defined as the present value of future pre-tax cash flows expected to be derived from the use of an asset, using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”).

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in the consolidated statement of income in those expense categories consistent with the function of the impaired asset. Impairment losses recognized in respect of cash-generating units would be allocated first to reduce goodwill and then to reduce the carrying amounts of the assets in the unit (group of units) on a pro rata basis.

For property, plant and equipment, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company makes an estimate of the recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If this is the case, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statement of income.

(s)	Basic and diluted earnings per share

Basic earnings per share are calculated by dividing net profit or loss by the weighted average number of shares outstanding during the period. Diluted earnings per share are determined using the treasury stock method to calculate the dilutive effect of options and warrants. The treasury stock method assumes that the exercise of any “in-the-money” options with the option proceeds would be used to purchase common shares at the average market value for the period. Options with an exercise price higher than the average market value for the period are not included in the calculation of diluted earnings per share as such options are not dilutive.

(t)	Non-controlling interest

Non-controlling interest in the Company’s less than wholly owned subsidiaries is classified as a separate component of equity. On initial recognition, non-controlling interests are measured at their proportionate share of the acquisition date fair value of identifiable net assets of the related subsidiary acquired by the Company. Subsequent to the acquisition date, adjustments are made to the carrying amount of non- controlling interests for the non-controlling interests’ share of the changes to the subsidiary’s equity. Adjustments to recognize the non-controlling interests’ share of changes to the subsidiary’s equity are made even if this results in the non-controlling interest having a deficit balance.

Changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are recorded as equity transactions. The carrying value of the non-controlling interests is adjusted to reflect the change in the non-controlling interests’ relative interest in the subsidiary, and the difference between the adjustment to the carrying amount of non-controlling interest and the Company’s share of proceeds received and/or consideration paid is recognized directly in equity and attributed to the shareholders of the Company.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(u)	Use of estimates, judgments and assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities and contingent liabilities at the date of the consolidated financial statements, and the reported amounts of sales and expenses during the reporting period. Estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is as follows:

a.	SIGNIFICANT JUDGMENTS IN APPLYING ACCOUNTING POLICIES

Recovery of deferred tax assets

Judgment is required in determining whether deferred tax assets are recognized in the consolidated balance sheet. Deferred tax assets, including those arising from unused tax losses, require management to assess the likelihood that the Company will generate taxable earnings in future periods in order to utilize recognized deferred tax assets. Estimates of future taxable income are based on forecasted income from operations and the application of existing tax laws in each jurisdiction. To the extent that future taxable income differs significantly from estimates, the ability of the Company to realize the deferred tax assets recorded at the consolidated balance sheet date could be impacted. Additionally, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

Commitments and contingencies

The Company has conducted its operations in the ordinary course of business in accordance with its understanding and interpretation of applicable tax legislation in the countries where the Company has operations. The relevant tax authorities could have a different interpretation of those tax laws that could lead to contingencies or additional liabilities for the Company. The Company believes that its tax filing positions as at the balance sheet date are appropriate and supportable. Should the ultimate tax liability materially differ from the provision, the Company’s effective tax rate and its profit or loss could be affected positively or negatively in the period in which the matters are resolved.

Commercial production

Commencement of production is an important “point in time” determination for accounting purposes, and signifies the point in time at which a constructed asset is capable of operating in the manner intended by management. At this point in time, recognition of revenue and expenses from the operation commence for accounting purposes. The date of transition from pre-commercial production to production accounting is based on both qualitative and quantitative measures such as substantial physical project construction, sustained level of mining and sustained levels of processing activity.

b.	SIGNIFICANT ESTIMATES AND ASSUMPTIONS IN APPLYING ACCOUNTING POLICIES
Mineral reserves, mineral properties and exploration costs

The estimation of mineral reserves is a subjective process. The Company estimates its mineral reserves based on information compiled by an appropriately qualified person. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. The Company expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of additional future drilling, testing or production levels, and diamond prices. Changes in reserve estimates may impact the carrying value of exploration and evaluation assets, mineral properties, property, plant and equipment, mine rehabilitation and site restoration provisions, recognition of deferred tax assets, and depreciation charges. Estimates and assumptions about future events and circumstances are also used to determine whether economically viable reserves exist that can lead to commercial development of an ore body.

Estimated mineral reserves are used in determining the depreciation of mine-specific assets. This results in a depreciation charge proportional to the depletion of the anticipated remaining life of mine production. A unit-of-production depreciation method is applied and, depending on the asset, is based on carats of diamonds recovered during the period relative to the estimated proven and probable reserves of the ore deposit being mined or to the total ore deposit. Changes in estimates are accounted for prospectively.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Impairment of long-lived assets
The Company assesses each CGU at least annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value of an asset less costs to sell and its value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance. Financial results as determined by actual events could differ from those estimated.

Mine rehabilitation and site restoration provision
Provision for the cost of site closure and reclamation is recognized at the time that the environmental disturbance occurs. When the extent of disturbance increases over the life of the operation, the provision is increased accordingly. Costs included in the provision encompass all restoration and rehabilitation activities expected to occur progressively over the life of the operation and at the time of closure. Routine operating costs that may impact the ultimate restoration and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as contamination caused by unplanned discharges, are recognized as an expense and liability when the event gives rise to an obligation which is probable and capable of reliable estimation.

The site closure and reclamation provision is measured at the expected value of future cash flows and is discounted to its present value. Significant judgments and estimates are involved in forming expectations of future site closure and reclamation activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements. The Ekati Diamond Mine rehabilitation and site restoration provision is prepared by management at the Ekati Diamond Mine.

The Diavik Diamond Mine rehabilitation and site restoration provisions have been provided by management of the Diavik Diamond Mine and are based on internal estimates. Assumptions, based on the current economic environment, have been made which DDMI management believes are a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly by management of the Diavik Diamond Mine to take into account any material changes to the assumptions. However, actual rehabilitation costs will ultimately depend upon future costs for the necessary decommissioning work required, which will reflect market conditions at the relevant time. Furthermore, the timing of rehabilitation is likely to depend on when the Diavik Diamond Mine ceases to produce at economically viable rates. This, in turn, will depend upon a number of factors including future diamond prices, which are inherently uncertain.

Pension benefits
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of the pension obligation.

The Company determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Company considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

Other key assumptions for pension obligations are based in part on current market conditions. For additional information refer to note 13 of these consolidated financial statements.

(v)	New accounting standards adopted during the year

The Company has adopted the following new standards, along with any consequential amendments, effective February 1, 2014. These changes were made in accordance with the applicable transitional provisions.

IFRIC 21 – LEVIES
In May 2013, the IASB issued International Financial Reporting Interpretations Committee (“IFRIC”) 21, Levies. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014 and is to be applied retrospectively. IFRIC 21 provides guidance on accounting for levies in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The interpretation defines a levy as an outflow from an entity imposed by a government in accordance with legislation and confirms that an entity recognizes a liability for a levy only when the triggering event specified in the legislation occurs. The Company has performed an assessment of the impact of IFRIC 21 and concluded it did not have a significant impact on its consolidated financial statements upon its adoption on February 1, 2014.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(w)	Standards issued but not yet effective

Standards issued but not yet effective up to the date of issuance of the consolidated financial statements are listed below. The listing is of standards and interpretations issued, which the Company reasonably expects to be applicable at a future date. The Company intends to adopt those standards when they become effective.

IFRS 9 – FINANCIAL INSTRUMENTS

In November 2009, the IASB issued IFRS 9, Financial Instruments (“IFRS 9”), as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010; they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income (“OCI”) rather than the statement of income. In November 2013, IFRS 9 was amended to include guidance on hedge accounting.

In July 2014, the IASB issued the final version of IFRS 9. This standard is effective for annual periods beginning on or after January 1, 2018; however, early adoption of the new standard is permitted. The Company is currently assessing the impact of the standard on its consolidated financial statements.

IFRS 15 – REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). IFRS 15 is effective for periods beginning on or after January 1, 2017 and is to be applied retrospectively. IFRS 15 clarifies the principles for recognizing revenue from contracts with customers. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning February 1, 2017. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

Note 4:
Cash and Cash Equivalents and Restricted Cash

	2015	2014
Cash and cash equivalents	$457,934	$224,778
Restricted cash	34,607	113,612
Total cash resources	$492,541	$338,390

On November 6, 2014, the Company posted surety bonds with the Government of the Northwest Territories in the aggregate amount of CDN $253 million to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine. As a result of the posting of the surety bonds, the Government of the Northwest Territories has released and returned to the Company letters of credit in the amount of CDN $83 million previously posted as security for reclamation activities. Letters of credit in the amount of CDN $44 million (US $34.6 million), supported by restricted cash, continue to be held by the Government of the Northwest Territories as security for reclamation and related activities at the Ekati Diamond Mine pending completion of a review by the Government of the Northwest Territories of duplication between the security required under the Water Licence and security held by the Government of the Northwest Territories under the environmental agreement.

Note 5:
Accounts Receivable

	2015	2014
Trade receivables	$52	$451
Accounts receivable – minority partners	–	9,158
Sales tax credits	8,508	7,622
Other	5,157	3,648
Total accounts receivable	$13,717	$20,879

The Company’s exposure to credit risk is disclosed in note 23.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 6:
Inventory and Supplies

	2015	2014
Stockpile ore	$13,368	$38,475
Rough diamonds – work in progress	150,911	139,520
Rough diamonds – finished goods (available for sale)	66,486	35,573
Supplies inventory	238,876	227,285
Total inventory and supplies	$469,641	$440,853

Total inventory and supplies are net of a write-down for obsolescence of $5.7 million at January 31, 2015 ($4.3 million at January 31, 2014).

Note 7:
Discontinued Operations

On March 26, 2013, the Company completed the sale of Harry Winston Inc. to Swatch Group. Continuing operations no longer includes the operations of the Luxury Brand Segment and the results of this segment were treated as discontinued operations for reporting purposes.

Results of the discontinued operations are presented separately as net profit from discontinued operations in the consolidated statements of income.

Period ended
March 26, 2013
Sales	$63,799
Cost of sales	(31,355)
Other expenses	(30,964)
Other income and foreign exchange loss	(1,551)
Net income tax expense	(186)
Net profit (loss) from discontinued operations before gain on sale	$(257)
Gain on sale	$502,913
Net profit from discontinued operations	$502,656
Earnings per share from discontinued operations
Basic	5.91
Diluted	5.85

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 8:
Acquisition

(a) On April 10, 2013, the Company completed the acquisition from BHP Billiton Canada Inc. and its various affiliates of all of BHP Billiton’s diamond assets, including its controlling interest in the Ekati Diamond Mine as well as the associated diamond sorting and sales facilities in Yellowknife, Canada, and Antwerp, Belgium.

Acquisitions are accounted for under the acquisition method of accounting, and the results of operations since the respective dates of acquisition are included in the statements of income and comprehensive income.

The allocation of the purchase price to the fair values of assets acquired and liabilities assumed is set forth below. In accordance with IFRS 3, Business Combinations (“IFRS 3”), the provisional purchase price allocation at acquisition has been revised to reflect final adjustments to fair values made during the fourth quarter of fiscal year 2014.

	Preliminary		Final
	fair values at	Further	fair values at
	April 10, 2013	adjustments	April 10, 2013
Cash consideration paid	$553,142	$–	$553,142
Cash and cash equivalents	$62,217	$–	$62,217
Accounts receivable and other current assets	7,465	(1,376)	6,089
Inventory and supplies	300,248	30,967	331,215
Other long-term assets	–	1,776	1,776
Property, plant and equipment	800,741	6,666	807,407
Trade and other payables	(70,618)	(548)	(71,166)
Income taxes payable	(6,085)	12,328	6,243
Provisions, future site restoration costs	(348,230)	4,729	(343,501)
Deferred income tax liabilities	(62,985)	(2,528)	(65,513)
Other long-term liabilities	(19,017)	(20)	(19,037)
Non-controlling interest	(152,798)	(10,978)	(163,776)
Total net identifiable assets acquired	510,938	41,016	551,954
Goodwill	42,204	(41,016)	1,188
	$553,142	$–	$553,142

The main adjustments to the provisional fair value relate to the fair value attributed to property, plant and equipment, stockpile ore and provision for future site restoration costs acquired as part of the Ekati Diamond Mine Acquisition and the associated tax impacts.

Non-controlling interest was measured by taking the proportionate share of the fair value of the net identifiable assets of the Ekati Diamond Mine. Goodwill comprises the value of expected synergies arising from the Ekati Diamond Mine Acquisition and the expertise and reputation of the assembled workforce acquired. None of the goodwill recognized is expected to be deductible for tax purposes.

From the closing date of the Ekati Diamond Mine Acquisition, revenues of $399.6 million and a net loss of $40.8 million were generated by the operations of the Ekati Diamond Mine. If the acquisition had taken place at the beginning of the 2014 fiscal year, the Company’s consolidated pro forma revenue including the Ekati mining segment would have been $860.6 million and pro forma net loss would have been $27.0 million for the year ended January 31, 2014. The Company incurred total transaction costs of $14.4 million related to the Ekati Diamond Mine Acquisition, of which $11.2 million has been expensed and included in selling, general and administrative expenses during the current year, with the balance of $3.2 million expensed in fiscal 2013.

(b) On October 15, 2014, the Company completed the acquisition of the interests of Fipke Holdings Ltd. (“FipkeCo”) in the Ekati Diamond Mine. Each of Dr. Stewart Blusson and Archon Minerals Limited (“Archon”) exercised their rights of first refusal to acquire their proportionate share of the interests in the Core Zone and Buffer Zone, respectively, being sold by FipkeCo. As a consequence, the Company acquired an additional 8.889% participating interest in the Core Zone and an additional 6.53% in the Buffer Zone, increasing its interest in the Core Zone and Buffer Zone to 88.9% and 65.3%, respectively. The base purchase price for the acquired Core Zone interest was US $42.2 million, plus purchase price adjustments of US $13.4 million, for a total amount payable of US $55.6 million. The purchase price adjustments were paid in cash at closing, and the base purchase price was satisfied by a promissory note payable in instalments over 31 months. The Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company. The base purchase price for the acquired Buffer Zone interest was US $11.1 million, plus purchase price adjustments of US $3.2 million, for a total amount paid in cash at closing of US $14.3 million.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 9:
Property, Plant and Equipment

MINING OPERATIONS
				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
	properties(a, e)	leaseholds(b)	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2014	$413,387	$1,371,331	$13,145	$225,657	$169,984	$2,193,504
Additions	19,356	–	1,711	1,254	157,071	179,392
Disposals	–	(6,035)	(2,514)	(935)	(847)	(10,331)
Foreign exchange differences	–	–	(301)	(3,464)	–	(3,765)
Pre-production revenue	(28,469)	–	–	–	–	(28,469)
Transfers and other movements	162,035	80,182	–	15,393	(257,610)	–
Balance at January 31, 2015	$566,309	$1,445,478	$12,041	$237,905	$68,598	$2,330,331
Accumulated depreciation/amortization:
Balance at February 1, 2014	$211,165	$468,595	$8,260	$35,927	$–	$723,947
Depreciation and amortization for the year	19,053	165,414	1,825	34,549	–	220,841
Disposals	–	(5,205)	(1,364)	(853)	–	(7,422)
Foreign exchange differences	–	–	–	(953)	–	(953)
Balance at January 31, 2015	$230,218	$628,804	$8,721	$68,670	$–	$936,413
Net book value at January 31, 2015	$336,091	$816,674	$3,320	$169,235	$68,598	$1,393,918

				Real
		Equipment	Furniture,	property –	Assets
	Mineral	and	equipment	land and	under
	properties(a, e)	leaseholds(b)	and other(c)	building(d)	construction	Total
Cost:
Balance at February 1, 2013	$314,559	$899,595	$11,664	$40,194	$15,302	$1,281,314
Acquisition (note 8)	70,000	405,796	1,007	186,802	143,802	807,407
Additions	(926)	2,632	1,077	1,258	119,750	123,791
Disposals	–	(4,460)	(326)	–	–	(4,786)
Foreign exchange differences	–	–	–	(3,108)	–	(3,108)
Pre-production revenue	(11,114)	–	–	–	–	(11,114)
Transfers and other movements	40,868	67,768	(277)	511	(108,870)	–
Balance at January 31, 2014	$413,387	$1,371,331	$13,145	$225,657	$169,984	$2,193,504
Accumulated depreciation/amortization:
Balance at February 1, 2013	$196,821	$339,343	$6,781	$10,880	$–	$553,825
Depreciation and amortization for the year	14,344	131,552	1,689	25,811	–	173,396
Disposals	–	(2,300)	(210)	–	–	(2,510)
Foreign exchange differences	–	–	–	(764)	–	(764)
Balance at January 31, 2014	$211,165	$468,595	$8,260	$35,927	$–	$723,947
Net book value at January 31, 2014	$202,222	$902,736	$4,885	$189,730	$169,984	$1,469,557

The Company has expensed $25.4 million in exploration expenditures in the current year (2014 – $14.6 million).

(a)	Represents the Company’s ownership share of mineral claims, which contains commercially mineable diamond reserves.
(b)	Equipment and leaseholds are project related assets at the Diavik Joint Venture and Ekati Diamond Mine level.
(c)	Furniture, equipment and other includes equipment located at the Company’s diamond sorting facility.
(d)	Real property includes land and a building that houses the corporate activities of the Company, and various betterments to the corporate offices.
(e)	Both the Diavik Joint Venture and the Ekati Diamond Mine have obligations under various agreements (note 15) to reclaim and restore the lands disturbed by its mining operations.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 10:
Diavik Joint Venture and Ekati Diamond Mine

DIAVIK JOINT VENTURE

The following represents DDDLP’s 40% interest in the net assets and operations of the Diavik Joint Venture as at December 31, 2014 and December 31, 2013:

	2014	2013
Current assets	$99,376	$97,078
Non-current assets	558,686	618,141
Current liabilities	39,583	31,296
Non-current liabilities and participant’s account	618,479	683,923

	2014	2013
Expenses net of interest income(i)	$232,897	$253,592
Cash flows used in operating activities	(134,793)	(162,535)
Cash flows resulting from financing activities	151,790	182,841
Cash flows used in investing activities	(17,243)	(22,300)

(i) The Joint Venture only earns interest income.

DDDLP is contingently liable for DDMI’s portion of the liabilities of the Diavik Joint Venture, and to the extent DDDLP’s participating interest has increased because of the failure of DDMI to make a cash contribution when required, DDDLP would have access to an increased portion of the assets of the Diavik Joint Venture to settle these liabilities. Additional information on commitments and contingencies related to the Diavik Joint Venture is found in note 21.

EKATI DIAMOND MINE
The following represents 100% interest in the net assets and operations of the Ekati Diamond Mine as at January 31, 2015 and January 31, 2014:

	2015	2014
Current assets	$475,939	$394,866
Non-current assets	779,970	761,407
Current liabilities	24,568	89,651
Non-current liabilities and participant’s account	1,231,341	1,066,622

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 11:
Other Non-Current Assets

	2015	2014
Prepaid assets	$551	$418
Goodwill	1,188	1,188
Sample diamonds	16,343	–
Other assets	933	1,524
Security deposits	1,455	1,607
	$20,470	$4,737

Note 12:
Trade and Other Payables

	2015	2014
Trade and other payables	$54,182	$69,373
Accrued expenses	44,473	33,693
Customer deposits	587	587
	$99,242	$103,653

Note 13:
Employee Benefit Plans

The employee benefit obligation reflected in the consolidated balance sheet is as follows:

	2015	2014
Defined benefit plan obligation – Ekati Diamond Mine (a)	$11,090	$10,990
Defined contribution plan obligation – Ekati Diamond Mine (b)	300	300
Defined contribution plan obligation – Dominion Diamond Corporation	170	–
Post-retirement benefit plan – Diavik Diamond Mine (c)	749	746
RSU and DSU Plans (d)	5,643	5,727
Total employee benefit plan obligation	$17,952	$17,763

	2015	2014
Non-current	$13,715	$14,120
Current	4,237	3,643
Total employee benefit plan obligation	$17,952	$17,763

(a)	Defined benefit pension plan

Dominion Diamond Ekati Corporation sponsors a non-contributory defined benefit registered pension plan covering employees in Canada who were employed by BHP Billiton Canada Inc. and employed in its diamond business prior to June 30, 2004. As a result of the Ekati Diamond Mine Acquisition, the plan was assigned to Dominion Diamond Ekati Corporation and renamed the Dominion Diamond Ekati Corporation Defined Benefit Pension Plan. Pension benefits are based on the length of service and highest average covered earnings. Any benefits in excess of the maximum pension limit for registered pension plans under the Income Tax Act accrue for the employee, via an unfunded supplementary retirement plan. New employees could not become members of this defined benefit pension arrangement after June 30, 2004.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(i) NET BENEFIT OBLIGATION
	January 31,	January 31,
	2015	2014
Accrued benefit obligation	$77,213	$76,670
Plan assets	66,123	65,680
Funded status – plan deficit	$11,090	$10,990

As at the last valuation date, on January 31, 2015, the present value of the defined benefit obligation comprised approximately $64.4 million relating to active employees, $7.4 million relating to deferred members and $5.6 million relating to retired members.

	2015	2014
Defined benefit obligation as at February 1, 2014 and April 10, 2013	$76,670	$87,483
Service cost	4,525	4,094
Interest expense	3,016	2,719
Benefit payments	(6,677)	(6,627)
Administrative expense	–	(95)
Remeasurements	15,677	(8,438)
Effect on changes in foreign exchange rates	(15,998)	(2,466)
Defined benefit obligation as at January 31, 2015 and 2014	$77,213	$76,670

(ii) PLAN ASSETS

	2015	2014
Plan assets as at February 1, 2014 and April 10, 2013	$65,680	$68,721
Interest income	2,679	2,205
Total employer contributions	5,006	6,859
Benefit payments	(6,677)	(6,627)
Taxes paid from plan assets	(12)	(95)
Return on plan assets, excluding imputed interest income	12,472	(3,238)
Effect on changes in foreign exchange rates	(13,025)	(2,145)
Plan assets as at January 31, 2015 and 2014	$66,123	$65,680

The amounts recognized in the statement of income are as follows:

	2015	2014
Current service costs	$4,525	$4,094
Interest costs	337	514
Taxes paid from plan assets	12	–
Total, included in cost of sales	$4,874	$4,608

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The actuarial losses/(gains) recognized in other comprehensive income/(loss) net of taxes for defined benefit plans were as follows:

	2015	2014
Return on plan assets, excluding imputed interest income	$12,472	$(3,238)
Actuarial (loss)/gain from change in demographic assumptions	(785)	(2,791)
Actuarial (loss)/gain from change in financial assumptions	(14,370)	11,229
Actuarial loss from experience adjustments	(369)	(319)
Total net actuarial (loss)/gain recognized in other comprehensive loss before income taxes	$(3,052)	$4,881
Income tax recovery/(expense) on actuarial gains/(losses)	944	(1,457)
Total actuarial (losses)/gains, net of income taxes	$(2,108)	$3,424

The asset allocation of pension assets at January 31 was as follows:

	January 31,	January 31,
	2015	2014
ASSET CATEGORY
Cash equivalents	1%	2%
Equity securities	24%	22%
Fixed income securities	75%	70%
Other	0%	6%
Total	100%	100%

(iii) THE SIGNIFICANT ASSUMPTIONS USED FOR THE PLAN ARE AS FOLLOWS:

	January 31, 2015	January 31, 2014
ACCRUED BENEFIT OBLIGATION
Discount rate	3.40%	4.4%
Rate of salary increase	2.50%	3.0%
Rate of price inflation	2.00%	2.25%
Mortality table	CPM2014Priv with CPM-B	CPM-Rpp2014Priv with CPM
BENEFIT COSTS FOR THE YEAR
Discount rate	4.40%	4.0%
Expected rate of salary increase	3.00%	4.0%
Rate of compensation increase	2.25%	2.25%

The weighted average duration of the defined benefit obligation is 12 years. The sensitivity of the gross accrued benefit obligation to changes in the weighted principal assumption is:

	Changes in	Decrease in	Increase in
Impact on defined benefit obligation	assumption	assumption	assumption
Discount rate	0.50%	$82,577	$72,900
Salary growth rate	0.25%	76,642	78,294
Mortality table	Life expectancy 1	76,488	78,452

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(iv) RISK ANALYSIS
Through its defined benefit pension plan, the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility
The plan liabilities are calculated using a discount rate set with references to corporate bond yields; if the plan underperforms the yields, this will create a deficit.

Changes in bond yields
A decrease in corporate bond yields will increase plan liabilities, although this would likely be partially offset by an increase in the value of the plan’s bond holdings.

Inflation risk
Most of the plan’s obligations are linked to inflation and higher inflation will lead to higher liabilities (although, in most cases, caps on the level of inflationary increases are in place to protect the plan against extreme inflation). The majority of the plan’s assets are either unaffected by (fixed interest bonds) or loosely correlated with (equities) inflation, meaning that an increase in inflation will also increase the deficit.

Life expectancy
The majority of the plan’s obligations are to provide benefits for the life of the member and the member’s spouse, so increases in life expectancy will result in an increase in the plan’s liabilities.

Salary risk
The present value of the defined benefit obligation was calculated by reference to the future salaries of plan participants. An increase in the salary of the plan’s participants will increase the plan’s liability.

(v) FUNDING POLICY
The Company funds the plan in accordance with the requirements of the Pension Benefits Standards Act, 1985 and the Pension Benefits Standards Regulations and the actuarial professional standards with respect to funding such plans. Funding deficits are amortized as permitted under the Regulations. In the Company’s view, this level of funding is adequate to meet current and future funding needs in light of projected economic and demographic conditions. The Company may in its absolute discretion fund in excess of the legislated minimum from time to time, but no more than the maximum contribution permitted under the Income Tax Act.

The expected contribution to the plan for fiscal year 2016 is $7.4 million.

(b)	Defined contribution plan

Dominion Diamond Corporation sponsors a defined contribution plan for Canadian employees who are not employed by Dominion Diamond Ekati Corporation whereby the employer contributes a maximum of 6% of the employee’s salary to the maximum contribution limit under Canada’s Income Tax Act. The total defined contribution plan liability at January 31, 2015 was $0.2 million ($nil at January 31, 2014).

Dominion Diamond Ekati Corporation sponsors a defined contribution plan for its employees who are not members of the defined benefit pension plan referred to in note 13(a) above. The employer contributes 8% of earnings up to 2.5 times the Year’s Maximum Pensionable Earnings (“YMPE”, as defined under the Canada Pension Plan), and 12% of earnings above 2.5 times YMPE. The employer also matches additional contributions made by an employee up to 3% of earnings. Employer contributions in excess of the maximum contribution limit for defined contribution plans under Canada’s Income Tax Act are credited by the employer to a notional (unfunded) supplementary retirement plan. The defined contribution plan liability at January 31, 2015 was $0.3 million (2014 – $0.3 million). (Supplemental plan liability has been included in the accrued benefit obligation disclosed in note 13(a) above.)

(c)	Post-retirement benefit plan
The Diavik Joint Venture sponsors a defined contribution plan whereby the employer contributes 6% of the employee’s salary.

The Diavik Joint Venture provides non-pension post-retirement benefits to retired employees. The post-retirement benefit plan liability was $0.3 million at January 31, 2015 ($0.8 million at January 31, 2014).

(d)	Restricted Stock Units (“RSU”) and Deferred Stock Units (“DSU”) plans

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. The RSUs granted vest one-third on March 31 following the date of the grant and one-third on each anniversary thereafter. The vesting of grants of RSUs are subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. This expense is recognized as compensation expense over the vesting period. Until the liability is settled, the fair value of the RSUs and DSUs is remeasured at the end of each reporting period and at the date of settlement, with changes in fair value recognized as share-based compensation expense or recovery over the vesting period.

Note 14:
Income Taxes

The deferred income tax asset of the Company is $6.0 million. Included in the deferred tax asset is $5.2 million that has been recorded to recognize the benefit of $19.6 million of net operating losses that the Company has available for carryforward to shelter income taxes for future years.

The deferred income tax liability of the Company is $229.3 million. The Company’s deferred income tax asset and liability accounts are revalued to take into consideration the change in the Canadian dollar compared to the US dollar and the unrealized foreign exchange gain or loss is recorded as part of deferred tax expenses for each year.

(a)	The income tax provision consists of the following:

	2015	2014
CURRENT TAX EXPENSE FROM CONTINUING OPERATIONS
Current period	$115,663	$36,530
Adjustment for prior periods	356	3,869
Total current tax expense	116,019	40,399
DEFERRED TAX EXPENSE FROM CONTINUING OPERATIONS
Origination and reversal of temporary differences	(22,012)	(4,889)
Change in unrecognized deductible temporary differences	(130)	(39)
Current year losses for which no deferred tax asset was recognized	29	34
Total deferred tax expense	(22,113)	(4,894)
Total income tax expense from continuing operations	$93,906	$35,505

(b)	The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at January 31, 2015 and 2014 are as follows:

	2015	2014
DEFERRED INCOME TAX ASSETS:
Net operating loss carryforwards	$5,196	$2,043
Property, plant and equipment	5,451	799
Future site restoration costs	113,237	120,739
Deferred mineral property costs	3,531	5,215
Other deferred income tax assets	34,416	27,293
	161,831	156,089
Reclassification to deferred income tax liabilities	(155,831)	(153,011)
Deferred income tax assets	6,000	3,078
DEFERRED INCOME TAX LIABILITIES:
Deferred mineral property costs	(105,760)	(49,706)
Property, plant and equipment	(253,173)	(320,485)
Other deferred income tax liabilities	(26,185)	(25,383)
	(385,118)	(395,574)
Reclassification from deferred income tax assets	155,831	153,011
Deferred income tax liabilities	(229,287)	(242,563)
Deferred income tax liabilities, net	$(223,287)	$(239,485)

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Movement in net deferred tax liabilities:
	2015	2014
Balance at the beginning of the year	$(239,485)	$(177,332)
Recognized in income	22,113	4,894
Recognized in other comprehensive income	944	(1,457)
Acquired	(6,598)	(65,513)
Other	(261)	(77)
Balance at the end of the year	$(223,287)	$(239,485)

(c)	Unrecognized deferred tax assets and liabilities:

Deferred tax assets have not been recognized in respect of the following items:

	2015	2014
Tax losses	$481	$568
Deductible temporary differences	–	177
Total	$481	$745

The tax losses not recognized expire as per the amount and years noted below. The deductible temporary differences do not expire under current tax legislation. Deferred tax assets have not been recognized in respect of these items because management has determined it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

The following table summarizes the Company’s non-capital losses as at January 31, 2015 that may be applied against future taxable profit:

Jurisdiction	Type	Amount	Expiry date
Luxembourg	Net operating losses	$ 1,647	No expiry

The taxable temporary differences associated with investments in subsidiaries and joint ventures, for which a deferred tax liability has not been provided, aggregate to $397.6 million (2014 – taxable temporary differences of $295.4 million).

(d)

The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying profit (loss) before income taxes by the statutory tax rate of 26.5% (2014 – 26.5%) is a result of the following:

	2015	2014
Expected income tax expense from continuing operations	$44,070	$1,065
Non-deductible (non-taxable) items	274	3,184
Impact of foreign exchange	34,040	20,655
Northwest Territories mining royalty (net of income tax relief)	22,187	8,519
Earnings subject to tax different than statutory rate	(191)	576
Assessments and adjustments	1,573	664
Current year losses for which no deferred tax asset was recognized	29	34
Tax effect on income allocated to non-controlling interest	(4,137)	1,389
Change in unrecognized temporary differences	(130)	(39)
Other	(3,809)	(542)
Recorded income tax expense from continuing operations	$93,906	$35,505

(e)

The Company has net operating loss carryforwards for Canadian income tax purposes of approximately $19.6 million that are scheduled to expire between 2035 and 2036, and $1.6 million for other foreign jurisdictions’ tax purposes with no expiry.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 15:
Provisions

FUTURE SITE RESTORATION COSTS
	2015	2014
Diavik Diamond Mine (a)
Balance at February 1, 2014 and 2013	$80,188	$79,055
Revisions of previous estimates	6,158	(924)
Accretion of provision	2,082	2,057
Total Diavik Diamond Mine site restoration costs	88,428	80,188
Ekati Diamond Mine (b)
Balance at February 1, 2014 and April 10, 2013	350,780	348,230
Revisions of previous estimates	4,043	(4,729)
Accretion of provision	9,226	7,279
Total Ekati Diamond Mine site restoration costs	364,049	350,780
Total site restoration costs	$452,477	$430,968

The Company has an obligation under various agreements to reclaim and restore the lands disturbed by its mining operations.

(a) Diavik Diamond Mine
The Company’s share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2015 is estimated to be CDN $88 million. The expenditures are discounted using a discount rate of 1.55%. The revision of previous estimates in fiscal 2014 and 2015 is based on revised expectations of reclamation activity costs and changes in estimated reclamation timelines. The Diavik Joint Venture is required to provide security for future site closure and reclamation costs for the Diavik Diamond Mine’s operations and for various permits and licences. The operator of the Diavik Joint Venture has fulfilled such obligations for the security deposits by posting letters of credit, of which DDDLP’s share as at January 31, 2015 was $51 million based on its 40% ownership interest in the Diavik Diamond Mine.

(b) Ekati Diamond Mine
The undiscounted estimated expenditures required to settle the obligation totals approximately CDN $393 million through 2048. The expenditures are discounted using a discount rate of 1.55%. The Company is required to provide security for future site closure and reclamation costs for the Ekati Diamond Mine’s operations and for various permits and licences. As at January 31, 2015, the Company posted surety bonds in the aggregate amount of CDN $253 million and letters of credit of CDN $44 million with the Government of the Northwest Territories supported by restricted cash to secure the obligations under its Water Licence to reclaim the Ekati Diamond Mine.

The Company has provided a guarantee of CDN $20 million to the Government of Canada for other obligations under the Environmental Agreement.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 16:
Share Capital

(a)	Authorized
Unlimited common shares without par value.

(b)	Issued

	Number of shares	Amount
Balance, January 31, 2013	84,883,031	$508,007
SHARES ISSUED FOR:
Exercise of options	140,000	516
Balance, January 31, 2014	85,023,031	508,523
SHARES ISSUED FOR:
Exercise of options	10,000	50
Balance, January 31, 2015	85,033,031	$508,573

(c)	Stock options

Under the Employee Stock Option Plan, amended and approved by the shareholders on June 4, 2008, the Company may grant options for up to 6,000,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The maximum term of an option is ten years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of grant.

The Company’s shares are primarily traded on a Canadian dollar based exchange and, accordingly, stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

Compensation expense for stock options was $2.8 million for fiscal 2015 (2014 – $2.6 million) and is presented as a component of both cost of sales and selling, general and administrative expenses. The amount credited to share capital for the exercise of the options is the sum of (a) the cash proceeds received and (b) the amount debited to contributed surplus upon exercise of stock options by optionees (2015 – $0.1 million; 2014 – $nil).

Changes in share options outstanding are as follows:

			2015			2014
			Weighted average			Weighted average
	Options		exercise price	Options		exercise price
	000s	CDN$	US$	000s	CDN$	US$
Outstanding, beginning of year	2,438	11.93	11.49	2,362	12.56	12.68
Granted	403	14.75	13.44	435	13.19	12.75
Forfeited	–	–	–	–	–	–
Exercised	(10)	5.23	4.76	(140)	3.78	3.55
Expired	(136)	41.43	37.78	(219)	26.45	24.38
Outstanding, end of year	2,695	10.91	10.51	2,438	11.93	11.49

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

The following summarizes information about stock options outstanding at January 31, 2015:

			Options outstanding		Options exercisable
		Weighted
		average
		remaining	Weighted		Weighted
	Number	contractual	average	Number	average
Range of exercise prices	outstanding	life in years	exercise price	exercisable	exercise price
CDN$	000s		CDN$	000s	CDN$
3.78	858	4.2	$3.78	858	$3.78
12.35–14.75	1,487	5.3	13.66	795	13.29
16.70	350	2.2	16.70	350	16.70
	2,695		$10.91	2,003	$9.81

(d)	Stock-based compensation
The Company applies the fair value method to all grants of stock options.

The fair value of options granted during the years ended January 31, 2015 and 2014 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2015	2014
Risk-free interest rate	2.30%	1.68%
Dividend yield	0.00%	0.00%
Volatility factor	57.00%	50.00%
Expected life of the options	6.0 years	3.5 years
Average fair value per option, CDN	$8.10	$5.18
Average fair value per option, US	$7.38	$4.65

Expected volatility is estimated by considering historic average share price volatility based on the average expected life of the options.

(e)	RSU and DSU Plans

RSU	Number of units
Balance, January 31, 2013	277,026
Awards and payouts during the year (net)
RSU awards	293,096
RSU payouts	(128,633)
Balance, January 31, 2014	441,489
Awards and payouts during the year (net)
RSU awards	322,945
RSU payouts	(178,503)
Balance, January 31, 2015	585,931

DSU	Number of units
Balance, January 31, 2013	189,685
Awards and payouts during the year (net)
DSU awards	39,366
DSU payouts	(65,556)
Balance, January 31, 2014	163,495
Awards and payouts during the year (net)
DSU awards	26,624
DSU payouts (a)	(96,074)
Balance, January 31, 2015	94,045

(a)         DSU payouts were to retired directors.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

During the 2015 fiscal year, the Company granted 322,945 RSUs (net of forfeitures) and 26,624 DSUs under an employee and director incentive compensation program, respectively. The RSU and DSU Plans are full value phantom shares that mirror the value of Dominion Diamond Corporation’s publicly traded common shares.

Grants under the RSU Plan are on a discretionary basis to employees of the Company and its subsidiaries subject to Board of Directors’ approval. The RSUs granted vest one-third on March 31 and one-third on each anniversary thereafter. The vesting of grants of RSUs is subject to special rules for a change in control, death and disability. The Company shall pay out cash on the respective vesting dates of RSUs and redemption dates of DSUs.

Only non-executive directors of the Company are eligible for grants under the DSU Plan. Each DSU grant vests immediately on the grant date.

The expenses related to the RSUs and DSUs are accrued based on fair value, determined as of the date of grant. The compensation expense is accrued over the vesting period of the award. Until the liability is settled, fluctuations in the fair value of the award will be remeasured at each reporting period, with changes to accrued compensation expense recognized in the period in which the fluctuation occurs.

The Company recognized an expense of $3.7 million for the year ended January 31, 2015 (2014 – $3.4 million). The total carrying amount of liabilities for cash settled share-based payment arrangements is $5.6 million (2014 – $5.7 million). The amounts for obligations and expense (recovery) for cash settled share-based payment arrangements have been grouped with Employee Benefit Plans in note 13 for presentation purposes.

Note 17:
Expenses by Nature

Operating profit (loss) from continuing operations includes the following items of expense:

	2015	2014
Research and development	$2,458	$2,316
Operating lease	2,217	1,651
Employee compensation expense	158,242	118,393
Depreciation and amortization	194,016	140,061

Note 18:
Earnings per Share

The following table presents the calculation of diluted earnings per share:

	2015	2014
NUMERATOR
Net earnings for the year attributable to shareholders	$66,187	$479,681
DENOMINATOR (000S SHARES)
Weighted average number of shares outstanding	85,132	85,020
Dilutive effect of employee stock options (a)	957	860
	86,089	85,880

(a)	A total of 0.4 million options were excluded from the dilution calculation (2014 – 0.6 million) as they are anti-dilutive.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 19:
Loans and Borrowings

	2015	2014
Credit facilities	$–	$–
First mortgage on real property (a)	3,071	4,298
Promissory note (b)	42,222	–
Total loans and borrowings	45,293	4,298
Less current portion	(11,308)	(794)
	$33,985	$3,504

(a)	First mortgage on real property

		Nominal		Carrying amount	Face value
		interest		at January 31,	at January 31,
	Currency	rate	Date of maturity	2015	2015	Borrower
First mortgage on real property	CDN$	7.98%	September 1, 2018	$3.1 million	$3.1 million	6019838 Canada Inc.

The Company has available a $45.0 million revolving financing facility (utilization in either US dollars or Euros) with Antwerp Diamond Bank for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Dominion Diamond International NV, and its Indian subsidiary, Dominion Diamond (India) Private Limited. The Company will be closing this revolving financing facility as of April 30, 2015.

(b) Promissory note
The Company issued a promissory note in the amount of US $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone. The promissory note is interest bearing at the prime rate and is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company.

Note 20:
Related Party Disclosure

There were no material related party transactions in the years ended January 31, 2015 and January 31, 2014 other than compensation of key management personnel.

(a)	Operational information

The Company had the following investments in significant subsidiaries at January 31, 2015:

Name of company	Effective interest	Jurisdiction of formation
Dominion Diamond Holdings Ltd.	100%	Northwest Territories
Dominion Diamond Diavik Limited Partnership	100%	Northwest Territories
Dominion Diamond (India) Private Limited	100%	India
Dominion Diamond International N.V.	100%	Belgium
Dominion Diamond Marketing Corporation	100%	Canada
Dominion Diamond (UK) Limited	100%	England
6019838 Canada Inc.	100%	Canada
Dominion Diamond Ekati Corporation	100%	Canada
Dominion Diamond Resources Corporation	100%	Canada
Dominion Diamond Marketing N.V.	100%	Belgium

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(b)	Compensation of key management personnel

Key management includes:

Chief Executive Officer
Chief Financial Officer
President, Dominion Diamond Marketing Corporation
President, Dominion Diamond Ekati Corporation
President, Dominion Diamond Holdings Ltd.

	2015	2014
Short-term employee benefits	$5,897	$5,188
Share-based expenses	4,236	4,752
Severance benefits	991	–
	$11,124	$9,940

Note 21:
Commitments and Guarantees

CONTRACTUAL OBLIGATIONS		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Loans and borrowings (a)	$47,875	$12,822	$34,409	$644	$–
Environmental and participation agreements incremental commitments (b)(c)	97,942	53,221	1,106	8,502	35,113
Operating lease obligations (d)	6,060	4,892	1,168	–	–
Capital commitments (e)	36,460	36,460	–	–	–
Total contractual obligations	$188,337	$107,395	$36,683	$9,146	$35,113

(a)	Promissory note

The Company issued a promissory note in the amount of US $42.2 million in connection with its acquisition of an additional 8.889% interest in the Core Zone at the Ekati Diamond Mine. The promissory note is payable in instalments over 31 months and the Company has the right, but not the obligation, to satisfy one or more instalments due under the promissory note in common shares of the Company.

(b)	Environmental agreements

Through negotiations of environmental and other agreements, both the Diavik Joint Venture and the Ekati Diamond Mine must provide funding for the Environmental Monitoring Advisory Board and the Independent Environmental Monitoring Agency, respectively. Further funding will be required in future years; however, specific amounts have not yet been determined. As described in note 15, these agreements also state that the mines must provide security for the performance of their reclamation and abandonment obligations under all environmental laws and regulations.

(c)	Participation agreements

Both the Diavik Joint Venture and the Ekati Diamond Mine have signed participation agreements with various Aboriginal communities. These agreements are expected to contribute to the social, economic and cultural well-being of these communities. The Diavik participation agreements are each for an initial term of twelve years and shall be automatically renewed on terms to be agreed upon for successive periods of six years thereafter until termination. The Diavik participation agreements terminate in the event that the Diavik Diamond Mine permanently ceases to operate. The Ekati Diamond Mine participation agreements are in place during the life of the Ekati Diamond Mine and the agreements terminate in the event the mine ceases to operate.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

(d)	Operating lease commitments

The Company has entered into non-cancellable operating leases for the rental of fuel tanks and office premises for the Ekati Diamond Mine, which expire at various dates through 2016. The leases have varying terms, escalation clauses and renewal rights. Any renewal terms are at the option of the lessee at lease payments based on market prices at the time of renewal. Minimum rent payments under operating leases are recognized on a straight-line basis over the term of the lease, including any periods of free rent.

(e)	Capital commitments

The Company has various long-term contractual commitments related to the acquisition of property, plant and equipment. The commitments included in the table above are based on expected contract prices.

Note 22:
Capital Management

The Company’s capital includes cash and cash equivalents, current and non-current loans and borrowings, and equity, which includes issued common shares, contributed surplus and retained earnings.

The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to maintain its ongoing operations, to provide returns to shareholders and benefits for other stakeholders, and to pursue growth opportunities. To meet these needs, the Company may from time to time raise additional funds through borrowing and/or the issuance of equity or debt or by securing strategic partners, upon approval by the Board of Directors. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as annual capital and operating budgets.

The declaration and payment of dividends on the Company’s common shares and the amount thereof are at the discretion of the Board of Directors which takes into account the Company’s financial results, capital requirements, available cash flow, future prospects of the Company’s business and other factors considered relevant from time to time.

The Company is not subjected to any externally imposed capital requirements. The Company assesses liquidity and capital resources on a consolidated basis. The Company’s requirements are for cash operating expenses, working capital, contractual debt requirements and capital expenditures. The Company believes that it will generate sufficient liquidity to meet its anticipated requirements for the next twelve months.

Note 23:
Financial Risk Management Objectives and Policies

The Company is exposed, in varying degrees, to a variety of financial-instrument-related risks by virtue of its activities. The Company’s overall financial risk management program focuses on the preservation of capital and protecting current and future Company assets and cash flows by minimizing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Company’s Audit Committee has responsibility to review and discuss significant financial risks or exposures and to assess the steps management has taken to monitor, control, report and mitigate such risks to the Company.

Financial risk management is carried out by the finance department, which identifies and evaluates financial risks and establishes controls and procedures to ensure financial risks are mitigated.

The types of risk exposure and the way in which such exposures are managed are as follows:

(i)	Currency risk

The Company’s sales are predominantly denominated in US dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the US dollar. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in US dollars in the Company’s consolidated financial statements.

The Company’s primary foreign exchange exposure impacting pre-tax profit arises from the following sources:

NET CANADIAN DOLLAR DENOMINATED MONETARY ASSETS AND LIABILITIES

The Company’s functional and reporting currency is US dollars; however, many of the mining operations’ monetary assets and liabilities are denominated in Canadian dollars. As such, the Company is continually subject to foreign exchange fluctuations, particularly as the Canadian dollar moves against the US dollar. The weakening/strengthening of the Canadian dollar versus the US dollar results in an unrealized foreign exchange gain/loss on the revaluation of the Canadian dollar denominated monetary assets and liabilities.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

COMMITTED OR ANTICIPATED FOREIGN CURRENCY DENOMINATED TRANSACTIONS
Primarily the Company incurs costs in Canadian dollars at both the Diavik Diamond Mine and Ekati Diamond Mine.

Based on the Company’s net exposure to Canadian dollar monetary assets and liabilities at January 31, 2015, a one-cent change in the exchange rate would have impacted pre-tax profit for the year by $2.9 million (2014 – $1.1 million).

(ii)	Interest rate risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates. Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s most significant interest rate risk arises from its various credit facilities, which bear variable interest based on LIBOR.

(iii)	Concentration of credit risk
Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation.

The Company’s exposure to credit risk in the mining operations is minimized by its sales policy, which requires receipt of cash prior to the delivery of rough diamonds to its customers.

The Company manages credit risk, in respect of short-term investments, by maintaining bank accounts with creditworthy major banks and investing only in term deposits or bankers’ acceptances with highly rated financial institutions that are capable of prompt liquidation. The Company monitors and manages its concentration of counterparty credit risk on an ongoing basis.

At January 31, 2015, the Company’s maximum counterparty credit exposure consists of the carrying amount of cash and cash equivalents and accounts receivable, which approximates fair value.

(iv)	Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages its liquidity by ensuring that there is sufficient capital to meet short-term and long-term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company also strives to maintain sufficient financial liquidity at all times in order to participate in investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances. The Company assesses liquidity and capital resources on a consolidated basis. Management forecasts cash flows for its current and subsequent fiscal years to predict future financing requirements. Future financing requirements are met through a combination of committed credit facilities and access to capital markets.

At January 31, 2015, the Company had $457.9 million of cash and cash equivalents.

The following table summarizes the aggregate amount of contractual undiscounted future cash outflows for the Company’s financial liabilities:

		Less than	Year	Year	After
	Total	1 year	2–3	4–5	5 years
Trade and other payables	$99,242	$99,242	$–	$–	$–
Loans and borrowings(a)	47,875	12,822	34,409	644	–
Environmental and participation agreement incremental commitments	97,942	53,221	1,106	8,502	35,113

(a) Includes projected interest payments on the current debt outstanding based on interest rates in effect at January 31, 2015.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 24:
Financial Instruments

The Company has various financial instruments comprising cash and cash equivalents, accounts receivable, trade and other payables, and loans and borrowings.

Cash and cash equivalents consist of cash on hand and balances with banks, and short-term investments held in overnight deposits with a maturity on acquisition of less than 90 days. Cash and cash equivalents, which are designated as held-for-trading, are carried at fair value based on quoted market prices and are classified within Level 1 of the fair value hierarchy established by the IASB.

The fair value of accounts receivable is determined by the amount of cash anticipated to be received in the normal course of business from the financial asset.

The Company’s loans and borrowings are for the most part fully secured, hence the fair values of these instruments at January 31, 2015 and January 31, 2014 are considered to approximate their carrying values.

The carrying values and estimated fair values of these financial instruments are as follows:

		2015		2014
	Estimated	Carrying	Estimated	Carrying
	fair value	value	fair value	value
Financial assets
Cash and cash equivalents, including restricted cash	$492,541	$492,541	$338,390	$338,390
Accounts receivable	13,717	13,717	20,879	20,879
	$506,258	$506,258	$359,269	$359,269
Financial liabilities
Trade and other payables	$99,242	$99,242	$103,653	$103,653
Loans and borrowings	45,293	45,293	4,298	4,298
	$144,535	$144,535	$107,951	$107,951

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 25:
Segmented Information

The reportable segments are those operations whose operating results are reviewed by the Chief Operating Decision Makers to make decisions about resources to be allocated to the segment and assess its performance provided those operations pass certain quantitative thresholds. Operations whose revenues, earnings or losses, or assets exceed 10% of the total consolidated revenue, earnings or losses, or assets are reportable segments.

In order to determine reportable segments, management reviewed various factors, including geographical locations and managerial structure. Management determined that the Company operates in three segments within the diamond industry – Diavik Diamond Mine, Ekati Diamond Mine and Corporate – for the years ended January 31, 2015 and 2014.

The Diavik segment consists of the Company’s 40% ownership interest in the Diavik group of mineral claims and the sale of rough diamonds. The Ekati segment consists of the Company’s ownership interest in the Ekati group of mineral claims and the sale of rough diamonds. The Corporate segment captures all costs not specifically related to the operations of the Diavik and Ekati Diamond Mines.

For the year ended January 31, 2015	Diavik	Ekati	Corporate	Total
Sales
North America	$–	$–	$–	$–
Europe	321,135	542,601	–	863,736
India	30,439	21,578	–	52,017
Total sales	351,574	564,179	–	915,753
Cost of sales
Depreciation and amortization	87,844	104,434	–	192,278
All other costs	161,905	331,502	–	493,407
Total cost of sales	249,749	435,936	–	685,685
Gross margin	101,825	128,243	–	230,068
Gross margin (%)	29.0%	22.7%	–%	25.1%
Selling, general and administrative expenses
Selling and related expenses	4,140	3,590	–	7,730
Administrative expenses	–	–	26,129	26,129
Total selling, general and administrative expenses	4,140	3,590	26,129	33,859
Operating profit (loss)	97,685	124,653	(26,129)	196,209
Finance expenses	(2,744)	(11,249)	–	(13,993)
Exploration costs	(204)	(25,155)	–	(25,359)
Finance and other income	3,773	1,189	–	4,962
Foreign exchange gain	(8,341)	12,596	–	4,255
Segment profit (loss) before income taxes	$90,169	$102,034	$(26,129)	$166,074
Segmented assets as at January 31, 2015
Canada	$944,896	$1,353,760	$20,319	$2,318,975
Other foreign countries	33,590	74,793	–	108,383
	$978,486	$1,428,553	$20,319	$2,427,358
Capital expenditures	$(21,469)	$(146,752)	$(47)	$(168,268)
Inventory	111,843	357,798	–	469,641
Total liabilities	99,060	840,047	10,343	949,450
Other significant non-cash items:
Deferred income tax recovery	(23,338)	1,136	89	(22,113)

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

For the year ended January 31, 2014	Diavik	Ekati	Corporate	Total
Sales
North America	$6,690	$413	$–	$7,103
Europe	299,262	397,230	–	696,492
India	46,355	1,992	–	48,347
Total sales	352,307	399,635	–	751,942
Cost of sales
Depreciation and amortization	82,250	55,572	–	137,822
All other costs	175,674	337,376	–	513,050
Total cost of sales	257,924	392,948	–	650,872
Gross margin	94,383	6,687	–	101,070
Gross margin (%)	26.8%	1.7%	–%	13.4%
Selling, general and administrative expenses
Selling and related expenses	4,763	2,679	–	7,442
Administrative expenses	–	–	41,983	41,983
Total selling, general and administrative expenses	4,763	2,679	41,983	49,425
Operating profit (loss)	89,620	4,008	(41,983)	51,645
Finance expenses	(19,690)	(7,662)	–	(27,352)
Exploration costs	(4,469)	(10,081)	–	(14,550)
Finance and other income	2,741	412	–	3,153
Foreign exchange gain (loss)	3,373	(12,252)	–	(8,879)
Segmented profit (loss) before income taxes	$71,575	$(25,575)	$(41,983)	$4,017
Segmented assets as at January 31, 2014
Canada	$885,567	$1,365,389	$21,529	$2,272,485
Other foreign countries	26,880	5,285	–	32,165
	$912,447	$1,370,674	$21,529	$2,304,650
Capital expenditures	$(26,564)	$(95,697)	$(17)	$(122,278)
Inventory	115,438	325,415	–	440,853
Total liabilities	27,840	795,239	9,608	832,687
Other significant non-cash items:
Deferred income tax expense (recovery)	650	(5,544)	–	(4,894)

Sales to one customer totalled $104 million for the year ended January 31, 2014.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Note 26:
Subsequent Events

(i) Credit Facility
On April 7, 2015, the Company entered into a new $210 million senior secured corporate revolving credit facility with a syndicate of commercial banks. The facility has a four-year term, and it may be extended for an additional period of one year with the consent of the lenders. Proceeds received by the Company under the new credit facility are to be used for general corporate purposes. Accommodations under this credit facility may be made to the Company, at the Company’s option, by way of an advance or letter of credit, and the interest payable will vary in accordance with a pricing grid ranging between 2.5% and 3.5% above LIBOR. The Company will be required to comply with financial covenants customary for a financing of this nature.

(ii) Dividend
On April 8, 2015, the Board of Directors declared a dividend of 40 cents per share to be paid in full on May 21, 2015 to shareholders of record at the close of business on April 30, 2015. This dividend will be an eligible dividend for Canadian income tax purposes.

Subject to declaration by the Board of Directors, the Company intends to pay a regular annual dividend of 40 cents per share in total, to be paid semi-annually through an interim and final dividend. For fiscal 2016 the interim dividend is expected to be paid in or around November 2015, and the final dividend is expected to be paid in or around May 2016. These dividends will also be eligible dividends for Canadian income tax purposes.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Diavik Diamond Mine Mineral Reserve and
Mineral Resource Statement
AS OF DECEMBER 31, 2014 (UNAUDITED) (100% BASIS)

Mineral Reserves

				Proven			Probable		Proven and Probable
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	0.9	4.0	3.7	0.9	3.4	3.1	1.8	3.7	6.7
A-154 North	UG	5.0	2.3	11.5	2.1	2.2	4.5	7.0	2.3	16.1
A-418	UG	3.5	4.1	14.3	2.1	2.9	6.1	5.5	3.7	20.4
A-21	OP	3.7	2.7	10.0	–	–	–	3.7	2.7	10.0
Stockpile	N/A	0.02	3.1	0.1	–	–	–	0.02	3.1	0.1
Sub-total – Underground		9.4	3.1	29.5	5.0	2.7	13.7	14.4	3.0	43.2
Sub-total – Open Pit		3.7	2.7	10.0	–	–	–	3.7	2.7	10.0
Sub-total – Stockpile		0.02	3.1	0.1	–	–	–	0.02	3.1	0.1
Total Reserves		13.1	3.0	39.6	5.0	2.7	13.7	18.1	2.9	53.3

Note: Totals may not add up due to rounding.

Mineral Resources

			Measured Resources			Indicated Resources			Inferred Resources
		Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
A-154 South	UG	–	–	–	–	–	–	0.1	3.8	0.3
A-154 North	UG	–	–	–	–	–	–	2.0	2.5	5.0
A-418	UG	–	–	–	–	–	–	0.3	2.4	0.7
A-21	OP	–	–	–	0.4	2.6	1.0	0.8	3.0	2.3
Total Resources		–	–	–	0.4	2.6	1.0	3.1	2.6	8.3

Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Diavik Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Diavik Diamond Mine was prepared by or under the supervision of Calvin G. Yip, P. Eng., an employee of Diavik Diamond Mines (2012) Inc. and a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Diavik Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of March 18, 2015, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

Ekati Diamond Mine Mineral Reserve and
Mineral Resource Statement
AS OF JANUARY 31, 2015 (UNAUDITED) (100% BASIS)

Mineral Reserves

					Proven			Probable		Proven and Probable
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	4.0	0.6	2.3	4.0	0.6	2.3
Misery Main	Core	OP	–	–	–	3.0	4.7	14.2	3.0	4.7	14.2
Pigeon	Core	OP	–	–	–	7.4	0.5	3.6	7.4	0.5	3.6
Jay	Buffer	OP	–	–	–	45.6	1.9	84.6	45.6	1.9	84.6
Lynx	Buffer	OP	–	–	–	1.1	0.9	1.0	1.1	0.9	1.0
Stockpile	Core	N/A	–	–	–	0.1	0.4	0.02	0.1	0.4	0.02
Sub-total Core Zone			–	–	–	14.5	1.4	20.2	14.5	1.4	20.2
Sub-total Buffer Zone			–	–	–	46.7	1.9	85.6	46.7	1.9	85.6
Total Reserves			–	–	–	61.2	1.8	105.8	61.2	1.8	105.8

Note: Totals may not add up due to rounding.

Mineral Resources

				Measured Resources			Indicated Resources			Inferred Resources
			Millions	Carats	Millions	Millions	Carats	Millions	Millions	Carats	Millions
Kimberlite pipes	Zone location	Type	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats	of tonnes	per tonne	of carats
Koala	Core	UG	–	–	–	6.6	0.8	5.0	0.1	0.9	0.1
Koala North	Core	UG	–	–	–	–	–	–	0.1	0.5	0.1
Fox	Core	UG	–	–	–	35.2	0.3	9.8	2.0	0.3	0.7
Misery Main	Core	OP	–	–	–	3.7	4.5	16.8	0.8	2.9	2.3
Misery South	Core	OP	–	–	–	–	–	–	0.7	1.1	0.7
Misery Southwest	Core	OP	–	–	–	–	–	–	2.2	2.2	4.9
Misery Northeast	Core	OP	–	–	–	–	–	–	0.1	0.9	0.1
Pigeon	Core	OP	–	–	–	12.0	0.5	5.9	1.7	0.4	0.8
Sable	Core	OP	–	–	–	15.4	0.9	14.0	0.3	0.9	0.3
Jay	Buffer	OP	–	–	–	48.2	1.9	90.6	4.2	2.1	8.6
Lynx	Buffer	OP	–	–	–	1.3	0.8	1.0	0.3	0.8	0.2
Stockpile	Core	N/A	–	–	–	0.1	0.4	0.02	6.8	0.2	1.3
Sub-total Core Zone			–	–	–	72.9	0.7	51.4	14.8	0.8	11.2
Sub-total Buffer Zone			–	–	–	49.4	1.9	91.6	4.4	2.0	8.8
Total Resources			–	–	–	122.3	1.2	143.0	19.3	1.0	20.0

Mineral resources are inclusive of mineral reserves.
Mineral resources are reported at +1.0 mm (diamonds retained on a 1.0 mm slot screen).
Note: Totals may not add up due to rounding.

Cautionary Note to United States Investors Concerning Disclosure of Mineral Reserves and Resources: The Company is organized under the laws of Canada. The mineral reserves and resources described herein are estimates, and have been prepared in compliance with National Instrument 43-101 (“NI 43-101”). The definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the United States Securities and Exchange Commission (“SEC”) Industry Guide 7. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7, and normally are not permitted to be used in reports and registration statements filed with the SEC. Accordingly, information contained in this financial report containing descriptions of the Ekati Diamond Mine’s mineral deposits may not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

The reserve and resource information for the Ekati Diamond Mine was prepared by or under the supervision of Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy. Mr. Ravenscroft is a Qualified Person within the meaning of NI 43-101. For further details and information concerning the Company’s mineral reserves and mineral resources, readers should refer to the technical report entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” that has an effective date of January 31, 2015, and the Company’s most recently filed Annual Information Form, which can be found on the Company’s profile at www.sedar.com and on the Company’s website at www.ddcorp.ca.

DOMINION DIAMOND CORPORATION
2015 ANNUAL REPORT

DOMINION DIAMOND SALES OFFICES

Belgium Sales Office	India Sales Office
DOMINION DIAMOND	DOMINION DIAMOND (INDIA)
INTERNATIONAL N.V.	PRIVATE LIMITED
Hoveniersstraat, 30	JE 9010
Box 263–268	Bharat Diamond Bourse
2018 Antwerp, Belgium	Bandra Kurla Complex
Tel: +32 3 201 10 90	Bandra east, Mumbai
Fax: +32 3 213 08 46	400051 India
Tel: +91 22 26 75 51 52
Fax: +91 22 23 69 22 99

BOARD OF DIRECTORS

Board of Directors	TOM KENNY	Committees
ROBERT A. GANNICOTT	Corporate Director	AUDIT COMMITTEE:
Chairman and	Director since July 2013	Ollie Oliveira (Chair)
Chief Executive Officer,		Daniel Jarvis
Dominion Diamond Corporation	OLLIE OLIVEIRA	Tom Kenny
Director since June 1992	Managing partner of	Fiona Perrott-Humphrey
Greengrove Capital LLP
GRAHAM G. CLOW	Director since July 2013	HUMAN RESOURCES &
Chairman of the Board of		COMPENSATION COMMITTEE:
Roscoe Postle Associates Inc.	FIONA PERROTT-HUMPHREY	Graham G. Clow (Chair)
Director since February 2013	Senior Consultant, Rothschild	Daniel Jarvis
	Mining Team, London	Tom Kenny
DANIEL JARVIS	Director since April 2014	Chuck Strahl
Lead Director of the
Board/Currently in role	THE HONOURABLE CHUCK STRAHL	NOMINATING & CORPORATE
of Acting Chairman	Corporate Director	GOVERNANCE COMMITTEE:
Director since June 2008	Director since November 2012	Daniel Jarvis (Chair)
Ollie Oliveira
Fiona Perrott-Humphrey
Chuck Strahl

HEALTH, SAFETY & ENVIRONMENTAL COMMITTEE:
Chuck Strahl (Chair)
Graham G. Clow
Tom Kenny
Fiona Perrott-Humphrey

SENIOR MANAGEMENT

Senior Management of	BRENDAN BELL	ELLIOT HOLLAND
Dominion Diamond	Executive Vice President,	Vice President, Jay Project and
Corporation	Community Affairs /	Business Development
ROBERT A. GANNICOTT	Currently in role of Acting
Chairman and	Chief Executive Officer	CHANTAL LAVOIE
Chief Executive Officer		Chief Operating Officer
RON CAMERON
	Chief Financial Officer	JAMES R.W. POUNDS
Executive Vice President,
Diamonds

Since November 20, 2014, Robert Gannicott, Chairman and Chief Executive Officer of the Company, has been on a medical leave of absence to undergo important treatment which is continuing. In his absence, lead director Dan Jarvis has assumed the role of Acting Chairman (supported in this role by Audit Committee Chairman Ollie Oliveira) and Brendan Bell has assumed the role of Acting Chief Executive Officer.

SHAREHOLDER INFORMATION

Transfer Agents & Registrars
Please direct inquiries concerning shares, share transfers, dividend payments and change of address to the Transfer Agent:

CST TRUST COMPANY
P.O. Box 700, Station B
Montreal, Quebec, Canada
H3B 3K3
Toll free within Canada and United States:
1.800.387.0825
Tel: 416.682.3860
Fax: 1.888.249.6189 or
514.985.8843
e-mail: inquiries@canstockta.com
www.canstockta.com

AMERICAN STOCK TRANSFER & TRUST COMPANY, LLC
6201 15th Avenue
Brooklyn, NY, USA
11219
Shareholder services:
1.800.937.5449
www.amstock.com

Auditors
KPMG LLP
Chartered Accountants
Suite 4600
Bay Adelaide Centre
333 Bay Street
Toronto, Ontario, Canada
M5H 2S5

Annual Meeting of Shareholders
EXPLORER HOTEL
YELLOWKNIFE
4825 49th Avenue
Yellowknife, NT, Canada
Wednesday, July 15, 2015
8:00 AM (MT)

Corporate Offices
DOMINION DIAMOND CORPORATION
Corporate Head Office
#1102 – 4920 52nd Street
Yellowknife, NT, Canada
X1A 3T1
Tel: 867.669.6100
Fax: 867.669.9293

Corporate Office
P.O. Box 4569, Station A
Toronto, Ontario, Canada
M5W 4T9
Tel: 416.362.2237
Fax: 416.362.2230
www.ddcorp.ca

Investor Relations Contacts
RICHARD CHETWODE
Vice President,
Corporate Development
Tel: +44 7720 970 762
e-mail: rchetwode@ddcorp.ca

KELLEY STAMM
Manager, Investor Relations
Tel: 416.205.4380
e-mail: kstamm@ddcorp.ca

Dominion Diamond Corporation Stock Trading History
Toronto Stock Exchange: DDC
New York Stock Exchange: DDC

	Feb. 1, 2014 to Jan. 31, 2015		Feb. 1, 2013 to Jan. 31, 2014	
	TSX CDN$	NYSE US$	TSX CDN$	NYSE US$
High	21.62	18.50	17.43	17.02
Low	12.89	11.81	12.31	11.94
Close	21.11	16.60	16.22	14.53
Average daily volume	158,562	315,350	93,421	319,497

New York Stock Exchange (NYSE) Disclosure Differences
As a foreign private issuer, Dominion Diamond Corporation is required to disclose the significant ways in which its corporate governance practices differ from those followed by US domestic companies under NYSE listing standards. This disclosure can be obtained from the governance section of our website at www.ddcorp.ca.

Design: THE WORKS DESIGN COMMUNICATIONS www.worksdesign.com

Corporate Head Office
#1102 – 4920 52nd Street
Yellowknife, NT, Canada X1A 3T1

www.ddcorp.ca